
AAR®

2011
Annual Report


11008304


Received SEC
SEP 0 6 2011
Washington, DC 20549

Connecting: Stakeholders Value




Execution

Innovation



AAR achieved record growth in fiscal 2011, despite continuing volatility in our operating environment. Our culture of innovation—a hallmark of the Company for nearly 60 years—enabled us to rise to the challenges of uncertain times and changing industry dynamics.

AAR is a progressive business that provides diverse products and services to help customers succeed. We supply everything from individual parts to entire aircraft. Our facilities keep planes flying safely through rigorous maintenance and engineering solutions. We design and build complex structures and specialized products. We transport people and supplies to support national priorities and troops in the field.

With a clear vision and an enduring entrepreneurial spirit, we are connecting our employees, customers, stockholders, and communities to value and new opportunities for growth.

To Our Stockholders, Customers and Employees

AAR delivered strong performance in fiscal 2011, reflecting our long-term strategies to provide more value to our customers, build on the talent of our team and drive profitable growth for our stockholders. We can point to great progress on each of these fronts during the past year.



Timothy J. Romenesko
President and Chief Operating Officer

David P. Storch
Chairman and Chief Executive Officer

Selected Financial Highlights

For the Year Ended May 31, 	*In thousands except per share data

	2011	2010	2009	2008	2007
Operating Performance					
Net sales	**$1,775,782**	$1,316,416	$1,380,529	$1,327,512	$1,004,557
Income from continuing operations	**73,139**	45,436	61,144	70,825	57,317
Diluted earnings per share from continuing operations	**$1.81**	$1.21	$1.56	$1.77	$1.47
Financial Position					
Working capital	**497,975**	521,642	596,894	564,932	389,215
Total assets	**1,703,727**	1,500,181	1,375,905	1,359,263	1,066,200
Total debt	**437,159**	428,507	381,478	413,378	280,699
Stockholder's equity	**835,289**	746,350	696,734	650,867	523,330

The Company delivered exceptional financial results. Sales in fiscal 2011 were a record $1.78 billion, up 35% from the prior year. Sales to government and defense customers accounted for 53% of total sales, reflecting our focused efforts to create a balanced business mix. Sales to commercial customers accounted for 47% of sales, driven by improved industry conditions and market share gains. Income from continuing operations, also a new record, was up 61%, to $73.1 million, and rose to $1.81 per diluted share from $1.21 per diluted share a year earlier.

As we write this letter, it appears that the global economy and our operating environment may face more volatility. Fortunately, our initiatives to strengthen AAR's value proposition and grow the business have prepared us well for uncertain economic times. We are balanced and diversified, close to our customers, financially solid, and well positioned to compete in the dynamic aerospace, government and defense markets.

Value Across Our Businesses

The strides made by AAR's businesses over the past year reinforce our confidence in the Company's future. In each of our business segments we invested in value-added services and operational improvements, won or expanded key customer relationships and built a solid platform for growth.

In our *Aviation Supply Chain* segment, we invested in additional technologies and equipment that enable us to support newer aircraft platforms and service a wider range of components. Subsequent to year end, we launched a major aftermarket distribution relationship with Unison Industries. AAR was selected as Unison's exclusive distributor to strengthen its market position and provide access to new channels in both commercial and defense markets. The agreement is valued at more than $600 million over a 10-year term.

In *Government & Defense Services,* the integration and growth of our Airlift business were significant achievements. Acquired in fiscal 2010, the business was re-branded as AAR Airlift Group, relocated to Melbourne, Florida in April 2011 and is now fully operational as part of the AAR family of businesses. AAR Airlift added 14 new aircraft to support operations, won new business valued at $546 million and increased sales organically by mid-double digits. During the year, the business transported approximately 255,000 passengers, and carried approximately 42 million pounds of mail and cargo in support of our customers around the world. We are immensely proud and honored to support those who serve.

Our *Maintenance, Repair & Overhaul* (MRO) business captured several new customers and expanded relationships in fiscal 2011. For the first time, annual hours sold at our airframe maintenance facilities exceeded three million hours, reflecting our customers' preference for AAR as an MRO provider of choice. AAR was ranked among the top third-party airframe MRO providers in the world based on man-hours by *Aviation Week* magazine, and independent studies have ranked us as the #1 MRO provider in North America.

In *Structures & Systems,* key program wins included orders from Spirit AeroSystems for machined parts and assemblies to be used

FY2011 Operations Summary


Quality
Capture
Cost
Cash
Margins

Lean initiatives in Supply Chain, Landing Gear, Mobility and Cargo

Continued investments in company-wide quality systems

Record annual sales of $1.8B
- 35% growth YOY

New business wins
- Unison, Virgin America, USTRANSCOM, Spirit AeroSystems, Air Canada and Finnair
- Robust deal flow

Operating margin improvement from 7.1% to 7.8%

Strategic sourcing programs

SG&A down to 9.8% of sales from 11.1%

$109M in Operating Cash Flow

on Boeing commercial aircraft, follow-on orders to provide parts for the U.S. Army Family of Medium Tactical Vehicles (FMTV) program, and a contract to build specialized cargo pallets for the U.K. Ministry of Defence. We also have been awarded contracts by Lockheed Martin to produce composite and machined parts for the F-35 Joint Strike Fighter. We extended our mobility product line to include lightweight multi-purpose shelters (LMS), which feature the latest advancements in shelter design and manufacturing technology.

A Sharp Focus on Operations

Much of AAR's progress in recent years was the result of our disciplined operational focus, and fiscal 2011 was no exception. We executed well across five key operating dimensions: *Quality, Capture, Cost, Cash and Margins.*

We continue to invest in programs to improve quality across the Company. We launched an internally developed performance reporting and information system, APRISe, that helps us report, analyze and respond quickly to quality and safety events. We are again proud that for the *sixth* year, 100% of AAR's eligible aviation maintenance technicians (AMTs) earned FAA Diamond Awards for meeting or exceeding FAA training requirements. Congratulations to our worldwide team of 2,835 AMTs who earned this distinction. Another important initiative, 1MRO, is creating uniform processes across our maintenance facilities so that customers experience the same high level of service, regardless of location.

We successfully captured market share, with top-line growth far outpacing that of our industry. Sales to commercial customers increased 24% year over year, while the overall growth rate in the industry was considerably lower. In defense markets, we experienced 46% sales growth, attributable largely to the addition of AAR Airlift and a full year of revenue from the KC-10 Extender Contractor Logistics Support (CLS) program. AAR's industry-leading growth reflects our sharp focus on high-value services, operational excellence and our ability to capitalize on market opportunities.

We delivered on our cost objectives, as selling, general and administrative (SG&A) expenses fell below 10% of sales. Our fiscal 2011 SG&A ratio of 9.8%, down from 11.1% a year earlier, was achieved mainly by leveraging our cost structure and implementing efficiency and Lean process improvement initiatives across our businesses.

We generated $109 million in operating cash flow – including $49 million in the fourth quarter. AAR ended fiscal 2011 with a strong balance sheet and enhanced our financial flexibility with a new senior $400 million unsecured revolving credit facility.

We achieved margin expansion primarily through growth in our higher margin businesses, greater efficiency in our operations and strategic sourcing programs. As a result, operating margin rose to 7.8% in fiscal 2011 from 7.1% a year ago, with a fourth quarter operating margin of 8.2%.

Reflecting our commitment to deliver stockholder value, AAR's Board of Directors declared a quarterly cash dividend of $0.075 per share during the third quarter. This decision was based on the strength of our balance sheet, our confidence in AAR's ability to generate cash on a consistent basis and our industry-leading position.

AAR was named one of "The Most Trustworthy Companies" by *Forbes* in September 2010 – a distinction that recognizes financial transparency and is held by less than 5% of public companies. Credit for this recognition goes to our employees, who live up to AAR's values of integrity, performance and accountability every day.

Flight Plan for Profitable Growth

In fiscal 2012 and beyond, AAR will continue to follow a course designed to move us further up the value chain for customers, position the Company to serve attractive markets, and power superior financial performance. We have identified a number of strategic priorities that will propel us toward these goals:

- Create a dynamic work environment for our team
- Build balance and diversify our portfolio through expanded capabilities
- Pursue geographic expansion in growing markets, including Asia and the Middle East
- Increase engineering content and value-added services
- Develop and deepen customer relationships
- Create scale in our businesses through organic growth and selected acquisitions

We are well aware of the challenges facing our industry in the coming year. Global concerns about another economic downturn may lead to lower spending on air travel, reducing the need for some commercial services. Defense budgets face further restrictions. Despite these challenges, AAR has the foundation and flexibility to succeed in uncertain economic times. Our value proposition for aircraft operators and manufacturers becomes even more compelling as customers seek to do more with less. In government and defense markets, a majority of our services support core operations and maintenance – areas historically less vulnerable to budget cuts. Finally, our balance sheet remains a source of strength, stability and resiliency, particularly during a difficult cycle.

We know AAR can count on the commitment, skill and professionalism of our employees to navigate any challenge. We want to thank our customers for their willingness to partner and grow with us. We deeply appreciate our stockholders' investment and belief in our abilities and potential. And, we thank our Board of Directors for their active engagement and commitment to sound governance.

On behalf of everyone at AAR, we look forward to rewarding your confidence by continuing to provide exceptional value and strong performance. As in previous challenging cycles, we will move forward strong and unified, by innovating, executing and connecting AAR's vision to value for our employees, customers, stockholders and communities.

Sincerely,



David P. Storch
Chairman and Chief Executive Officer



Timothy J. Romenesko
President and Chief Operating Officer

August 24, 2011

Commercial Aviation

AAR's long-term business outlook for commercial aviation is positive. The commercial fleet is expected to grow worldwide at an annual rate of 3.6% over the next 20 years.[1] Continued economic growth in China, India and Brazil will contribute to increased air traffic globally. Airlines increasingly look to partner with outside service providers, with roughly 30% to 50% of MRO work done by third parties.[2] In short, long-term growth in commercial aviation and outsourcing trends are expected to drive rising demand for our services, even if the near-term picture is clouded by economic uncertainty.



Increasingly, AAR is selected by leading global carriers to provide our full range of engineering solutions and aircraft maintenance, repair and overhaul services. This demonstrates our 1MRO strategy in action – bundled solutions built on a foundation of trust and proven performance.


Markets

The worldwide commercial fleet is expected to grow 3.6% annually over the next 20 years





An estimated

30%–50%

of airline MRO work is now completed by third parties

Opportunities

1 Boeing Long-Term Market (CMO) Forecast Summary
2 *Airline Economics*



Total-Value Solutions

Positioned to meet the growing needs of commercial customers, AAR's service offering is broad and deep. We provide total-value solutions that enable passenger and cargo airlines to operate more productively and efficiently, while maintaining on-time performance, reliability and safety.

Today, AAR's services include supply chain programs for factory new, overhauled and repaired engine and airframe parts and components. Commercial customers rely on our MRO facilities for essential maintenance, repair and overhaul services and engineering solutions. We also sell and lease commercial aircraft and jet engines and design and manufacture cargo systems and complex structural components for the aviation market.

Over time, our ability to develop and deliver engineering solutions, customized inventory management programs and other advanced offerings will provide more value to our commercial customers. By increasing our MRO capabilities and footprint, we can further leverage our expertise and capabilities. In addition, we see opportunities to add services that will position AAR to benefit from aircraft build cycles, such as additional component manufacturing and precision machining to complement our industry leading aftermarket business.







Launching a major new relationship at the 2011 Paris Air Show, AAR was named exclusive worldwide distributor for Unison Industries' full line of electrical components, sensors and systems. Our world-class supply chain and customer support network enables Unison to consolidate distributors and tap into new markets.

Government and Defense

In fiscal 2011, for the first time, government and defense customers provided more than half of AAR's sales. This reflects a focused effort to diversify and balance our business mix. We see significant potential in this market, despite budget cuts and an anticipated winding down of the U.S. military presence in the Middle East.

While weapons procurement and R&D may have a higher profile, the largest percentage of U.S. military spending goes to operations and maintenance – a key area served by AAR and one that has historically been less susceptible to cuts. With spending for C4ISR (Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance) programs consuming more than 10% of the U.S. defense budget every year through 2016, we see a strong niche market for integration and maintenance services.[3] Beyond these defense activities, there are opportunities to serve diverse government agencies by supporting nation-building and humanitarian missions.



Our largest acquisition to date, AAR's Airlift Group is now fully integrated into AAR. The business contributed significantly to the expansion of our government and defense sales and provides a new platform for growth. Airlift is vital to the critical missions of transporting personnel, supplies and mail in austere environments around the world.



Capabilities





Operations and maintenance spending is expected to rise to

38%

of the defense budget between 2010 and 2015.[4]





Critical Missions



3 Government Electronics & Information Technology Association
4 BofA Merrill Lynch Defense Updates

Expanding our mobility systems product line, we invested in advanced technologies such as friction stir welding. With this new capability, we produce lightweight multipurpose shelters with electromagnetic interference (EMI) shielding to protect sensitive electronics in the field.







Rapid, Reliable Deployment

AAR adds value for government and defense customers by meeting the need for mobility and logistics in extreme environments – supporting rapid deployment and maintaining the reliability of vehicles and equipment. We transport personnel and cargo, mainly supporting the U.S. Department of Defense, and perform specialized aircraft engineering and design modifications. We offer logistics services, including supply chain, maintenance and repair programs, while other AAR units provide engineering, design, manufacturing and integration services for defense communications and mobile structures.

In 2011, we received the Secretary of Defense Performance-Based Logistics (PBL) Award for component-level supply chain support for Navy helicopters. Our logistics support for the KC-10 Extender tanker/cargo aircraft has met or exceeded all performance requirements. Recognized as one of the "Top 100" providers of defense-related services by *Defense News*, AAR rose 11 places on the list from 2010 to 2011.[5]

Our growth will come from enhancing AAR's value proposition for government and defense customers and capitalizing on changing industry dynamics in a period of budget scrutiny and constraint. Existing programs may remain in service longer, leading to additional opportunities for our supply chain, maintenance and field support operations. Further, by building relationships with non-defense customers, such as the Departments of State and Homeland Security, we seek to expand our reach by supporting national priorities around the world.


P4

5 *Defense News*

Ten-Year Sales Growth



2,000
1,750
1,500
1,250
1,000
750
500
250
0
Annual Sales in Millions
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Comparison of Cumulative Five-Year Total Return[1]

The following chart compares five-year cumulative total stockholder return (including reinvestment of dividends).



150
100
50
0
Return to Shareholder

	May '06	May '07	May '08	May '09	May '10	May '11
AAR CORP.	$100	$134.97	$ 80.07	$61.05	$ 81.81	$109.91
S&P 500 Index	100	122.79	114.57	77.25	93.47	117.73
Proxy Peer Group	100	126.88	118.65	72.04	103.97	134.15

1 Assumes $100 invested on May 31, 2006, and reinvestment of dividends in the Company's common stock, the S&P 500 Index and the Proxy Peer Group listed in the AAR CORP. 2011 Proxy Statement. The S&P 500 Index is comprised of domestic industry leaders in four major sectors: Industrials, Financials, Utilities and Transportation, and serves as a broad indicator of the performance of the U.S. equity market. The Proxy Peer Group companies are listed in the CD&A section of the AAR CORP. 2011 Proxy Statement.

Source: Standard & Poor's

AAR At-a-Glance

AAR is a leading, diversified provider of products and value-added services to the worldwide aerospace and government and defense industries that serves customers through four operating segments:


Aviation Supply Chain

Customers rely on our Aviation Supply Chain segment for logistics, distribution, component repair, inventory management and leasing solutions that reduce costs and increase aircraft availability.


25%
of sales

- Supply chain solutions
- Aircraft and engine parts supply
- Component repair
- Aircraft and engine sales and leasing



AAR provides a variety of specialized services to support vital defense, government and humanitarian operations around the world.


32%
of sales

- Expeditionary airlift
- Supply logistics
- Specialized aircraft modifications
- Command and control systems and technical services


Maintenance, Repair & Overhaul (MRO)

As one of the world's largest providers of MRO solutions, we help customers operate efficiently and safely with services that range from scheduled maintenance and structural repairs to re-engineering aircraft interiors.


22%
of sales

- Aircraft maintenance and modifications
- Landing gear, wheel and brake services
- Engineering services
- Technical services


Structures & Systems

Our Structures & Systems group supplies aerospace structures, shelters and cargo systems that enable activities such as mobilizing and supporting troops, handling cargo, and machining aircraft components.


21%
of sales

- Specialized mobility products
- Cargo systems
- Precision machining
- Composite structures

AAR Leadership

Corporate Officers

David P. Storch
Chairman and Chief Executive Officer

Timothy J. Romenesko
President and Chief Operating Officer

Michael K. Carr
Vice President, Tax and Assistant Treasurer

Peter K. Chapman
Vice President, Chief Commercial Officer

Cheryle R. Jackson
Vice President, Government Affairs and Corporate Development

Dany Kleiman
Group Vice President, Maintenance, Repair and Overhaul

Kevin M. Larson
Vice President, Chief Information Officer

Randy J. Martinez
Group Vice President, Government and Defense Services

Richard J. Poulton
Vice President, Chief Financial Officer and Treasurer

David E. Prusiecki
Vice President, Defense Programs

Robert J. Regan
Vice President, General Counsel and Secretary

Michael J. Sharp
Vice President, Controller and Chief Accounting Officer

Timothy O. Skelly
Vice President, Human Resources

Terry D. Stinson
Group Vice President, Structures and Systems

Donald J. Wetekam
Senior Vice President, Government and Defense Business Development

Board of Directors

David P. Storch
Chairman and Chief Executive Officer, AAR CORP.

Norman R. Bobins
Non-Executive Chairman, The PrivateBank and Trust Company – Chicago

Michael R. Boyce
Chairman and Chief Executive Officer, PQ Corporation
Chairman and Chief Executive Officer, The Peak Group

James G. Brocksmith, Jr.
Independent Business Consultant
Retired Deputy Chairman and Chief Operating Officer, KPMG LLP

Ronald R. Fogleman
President and Chief Operating Officer, B Bar J Cattle and Consulting Company
General, U.S. Air Force (Ret.)

James E. Goodwin
Chairman, Federal Signal Corporation
Retired Chairman and Chief Executive Officer, UAL, Inc. and United Airlines, Inc.

Patrick J. Kelly
Managing Director, KMK & Associates, LLC

Peter Pace
General, U.S. Marine Corps (Ret.)
Retired Chairman of the Joint Chiefs of Staff

Timothy J. Romenesko
President and Chief Operating Officer, AAR CORP.

Marc J. Walfish
Founding Partner, Merit Capital Partners

Ronald B. Woodard
Chairman, MagnaDrive, Inc.
Retired President, Boeing Commercial Airplane Group

Honorary
Ira A. Eichner
Founder and Chairman of the Board Emeritus

Audit Committee

James E. Goodwin, Chairman
Norman R. Bobins
James G. Brocksmith, Jr.
Patrick J. Kelly
Marc J. Walfish
Ronald B. Woodard

Compensation Committee

Ronald B. Woodard, Chairman
James G. Brocksmith, Jr.
Norman R. Bobins
Michael R. Boyce
Ronald R. Fogleman
Peter Pace

Executive Committee

David P. Storch, Chairman
James E. Goodwin
Marc J. Walfish

Nominating And Governance Committee

Ronald R. Fogleman, Chairman
Michael R. Boyce
James E. Goodwin
Patrick J. Kelly
Peter Pace
Marc J. Walfish



Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended May 31, 2011

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission file number 1-6263

AAR CORP.

(Exact name of registrant as specified in its charter)

Delaware	**36-2334820**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(630) 227-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of Each Exchange on Which Registered*
Common Stock, $1.00 par value	**New York Stock Exchange** **Chicago Stock Exchange**
Common Stock Purchase Rights	**New York Stock Exchange** **Chicago Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At November 30, 2010, the aggregate market value of the registrant's voting stock held by nonaffiliates was approximately $934,567,976 (based upon the closing price of the Common Stock at November 30, 2010 as reported on the New York Stock Exchange).

On June 30, 2011, there were 39,682,142 shares of Common Stock outstanding.

Documents Incorporated by Reference

Portions of the Company's proxy statement for the Company's 2011 Annual Meeting of Stockholders, to be held October 12, 2011, are incorporated by reference in Part III of this report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS
(Dollars in thousands)

General

AAR CORP. and its subsidiaries are referred to herein collectively as "AAR," "Company," "we," "us," and "our" unless the context indicates otherwise. AAR was founded in 1951, organized in 1955 and reincorporated in Delaware in 1966. We are a diversified provider of products and services to the worldwide aviation and government and defense markets. We conduct our business activities primarily through seven principal operating subsidiaries: AAR Parts Trading, Inc.; AAR Aircraft & Engine Sales & Leasing, Inc.; AAR Services, Inc.; AAR Aircraft Services, Inc.; AAR Manufacturing, Inc.; AAR Airlift Group, Inc.; and AAR International, Inc. Our international business activities are conducted primarily through AAR International, Inc.

We report our activities in four business segments: (i) Aviation Supply Chain, comprised primarily of business activities conducted through AAR Parts Trading, Inc.; AAR Allen Services, Inc. (a wholly-owned subsidiary of AAR Services, Inc.); AAR Aircraft & Engine Sales & Leasing, Inc. and AAR International, Inc.; (ii) Government and Defense Services, comprised primarily of business activities conducted through AAR Parts Trading, Inc. and AAR Airlift Group, Inc.; (iii) Maintenance, Repair and Overhaul, comprised primarily of business activities conducted through AAR Services, Inc; AAR Allen Services, Inc. and AAR Aircraft Services, Inc.; and (iv) Structures and Systems, comprised primarily of business activities conducted through AAR Manufacturing, Inc.

Aviation Supply Chain

Activities in our Aviation Supply Chain segment include the purchase and sale of a wide variety of new, overhauled and repaired engine and airframe parts and components for our airline customers. We also repair, overhaul and sell a wide variety of avionics, electrical, electronic, fuel, hydraulic and pneumatic components and instruments and a broad range of internal airframe components for our customers. We provide customized inventory supply and management programs for engine and airframe parts and components in support of airline customers' maintenance activities. The types of services provided under these programs include material planning, sourcing, logistics, information and program management, and parts and component repair and overhaul. We are an authorized distributor for more than 110 leading aviation product manufacturers. In addition, we sell and lease commercial jet engines. We acquire aviation parts and components from domestic and foreign airlines, original equipment manufacturers, independent aviation service companies and aircraft leasing companies. From time to time, we also purchase aircraft and engines for disassembly to individual parts and components. These assets may be leased to airlines on a short-term basis prior to disassembly. In the Aviation Supply Chain segment, the majority of our sales are made pursuant to standard commercial purchase orders. In certain inventory supply and management programs, we supply products and services under agreements reflecting negotiated terms and conditions.

Activities in our Aviation Supply Chain segment also include the sale and lease of used commercial aircraft. Each sale or lease is negotiated as a separate agreement which includes term, price, representations, warranties and lease return provisions. Leases have fixed terms; early termination by either party is not permitted except in the event of a breach. We purchase aircraft from airlines and aircraft leasing companies for our own account or in partnership with strategic or financial partners under joint venture agreements. Since 2008, our strategy has been to gradually reduce our investment in our joint venture and wholly-owned aircraft portfolio available for lease or sale to the commercial airline market. At May 31, 2011, the total number of aircraft held in joint ventures was 23 and five were wholly-owned. We also provide advisory services consisting of assistance in remarketing aircraft, records management and storage maintenance to third parties.

During fiscal 2011, we decided to exit our Amsterdam component repair facility, a business formerly included in our Aviation Supply Chain segment, and now reported as a discontinued operation.

Government and Defense Services

Activities in our Government and Defense Services segment include the business of AAR Airlift Group, Inc. ("Airlift") and our Defense Systems and Logistics and Integrated Technologies services businesses. We acquired Airlift, formerly known as Aviation Worldwide Services, in April 2010. Airlift is a leading provider of expeditionary airlift services to the United States and other government customers. Airlift provides fixed- and rotary-wing flight operations, transporting personnel and cargo principally in support of the U.S. Department of Defense, and performs engineering and design modifications on rotary-wing aircraft for government customers. Airlift operates a fleet of customized fixed-wing and rotary-wing aircraft, principally in Afghanistan, Northern Africa and in the Western Pacific. Airlift holds FAR Part 133 and 135 certificates to operate aircraft and a FAR Part 145 certificate to operate a repair station. Airlift is also Commercial Aircraft Review Board certified with the U.S. Department of Defense.

In this segment, we also provide customized performance-based logistics programs in support of U.S. Department of Defense and foreign governments. The types of services provided under these programs include material planning, sourcing, logistics, information and program management, airframe maintenance and maintenance planning and component repair and overhaul. We also provide engineering, design, manufacturing and system integration services.

Maintenance, Repair and Overhaul

Activities in our Maintenance, Repair and Overhaul ("MRO") segment include major airframe maintenance inspection and overhaul, painting services, line maintenance, airframe modifications, structural repairs, avionic service and installation, exterior and interior refurbishment and engineering services and support for many types of commercial and military aircraft. We also repair and overhaul landing gears, wheels and brakes for commercial and military aircraft.

We currently operate four airframe maintenance facilities and one landing gear overhaul facility. We have a long-term lease to occupy a portion of an aircraft maintenance facility in Indianapolis, Indiana (the "Indianapolis Maintenance Center" or "IMC"), which is owned by the Indianapolis Airport Authority ("IAA"). We believe the IMC is one of the most efficient and state-of-the-art airframe maintenance facilities in the United States. The IMC is comprised of 12 airframe maintenance bays, backshop space and warehouse and office space. Our lease with the IAA allows us to occupy up to ten of the maintenance bays and certain office space through December 2014, with a ten-year renewal option. We also operate aircraft maintenance facilities in Oklahoma City, Oklahoma and Miami, Florida and a regional aircraft maintenance facility in Hot Springs, Arkansas. In addition to our aircraft maintenance facilities, we operate a landing gear repair center in Miami, Florida where we repair and overhaul landing gear, wheels, brakes and actuators for different types of commercial and military aircraft.

In this segment, we purchase replacement parts from OEMs and other suppliers that are used in our maintenance, repair and overhaul operations. We have ongoing arrangements with OEMs that provide us access to parts, repair manuals and service bulletins in support of parts manufactured by the OEMs. Although the terms of each arrangement vary, they typically are made on standard OEM terms as to duration, price and delivery. When possible, we obtain replacement parts used in repair and overhaul activities from operating units in our Aviation Supply Chain segment.

Structures and Systems

Activities in our Structures and Systems segment include the design, manufacture and repair of airdrop and other transportation pallets, and a wide variety of containers and shelters used in support of military and humanitarian tactical deployment activities. The containers and shelters are used in numerous mission requirements, including armories, supply and parts storage, refrigeration systems, tactical operation centers, briefing rooms, laundry and kitchen facilities, water treatment and sleeping quarters.

In this segment, we also design, manufacture and install in-plane cargo loading and handling systems for commercial and military aircraft and helicopters. We are a provider of complex machined and fabricated parts, components and sub-systems for various aerospace and defense programs and other applications, and we design and manufacture advanced composite materials for commercial, business and military aircraft. In this segment, sales are made to customers pursuant to standard commercial purchase orders and contracts. We purchase raw materials for this business, including steel, titanium, aluminum, extrusions and castings and other necessary supplies, from a number of vendors.

Raw Materials

We historically have been able to obtain raw materials and other items for our inventories for each of our segments at competitive prices, terms and conditions from numerous sources, and we expect to be able to continue to do so.

Terms of Sale

In the Aviation Supply Chain, Maintenance, Repair and Overhaul, and Structures and Systems segments, we generally sell our products under standard 30-day payment terms. On occasion, certain customers (principally foreign customers) will negotiate extended payment terms (60-90 days). Except for customary warranty provisions, customers do not have the right to return products nor do they have the right to extended financing. For aircraft sales in Aviation Supply Chain, we sell our products on a cash due at delivery basis, standard 30-day payment terms or on an extended payment term basis, and aircraft purchasers do not have the right to return the aircraft. Our contracts with the U.S. Department of Defense and its contractors, U.S. Department of State and other governmental agencies are typically firm agreements to provide products and services at a fixed price or on a time and material basis, and have a term of one year or less, frequently subject to extension for one or more additional periods of one year at the option of the government customer.

Customers

For each of our business segments, we market and sell products and services primarily through our own employees. In certain markets outside of the United States, we rely on foreign sales representatives to assist in the sale of our products and services.

The principal customers for our products and services in the Aviation Supply Chain and Maintenance, Repair and Overhaul segments are domestic and foreign commercial airlines, regional and commuter airlines, business and general aviation operators, original equipment manufacturers, aircraft leasing companies, domestic and foreign military organizations and independent aviation support companies. In the Government and Defense Services segment, our principal customers are the U.S. Department of Defense and its contractors, the U.S. Department of State, and foreign military organizations or governments. In the Structures and Systems segment, our principal customers include the U.S. Department of Defense and its contractors, foreign government and defense organizations, domestic and foreign passenger and freight airlines, original equipment manufacturers, large system providers and other industrial entities.

Sales of aviation products and services to our airline customers are generally affected by such factors as the number, type and average age of aircraft in service, the levels of aircraft utilization (e.g., frequency of schedules), the number of airline operators and the level of sales of new and used aircraft. Sales to the U.S. Department of Defense, U.S. Department of State and other government agencies are subject to a number of factors, including the level of troop deployment worldwide, government funding, competitive bidding and requirements generated by world-wide geopolitical events.

Licenses

We have 11 Federal Aviation Administration ("FAA") licensed repair stations in the United States and Europe. Of the 11 licensed FAA repair stations, six are also European Aviation Safety Agency ("EASA") licensed repair stations. Such licenses, which are ongoing in duration, are required in order for us to perform authorized maintenance, repair and overhaul services for our customers and are subject to revocation by the government for non-compliance with applicable regulations. Of the 11 FAA licensed repair stations, four are in the Aviation Supply Chain segment, one is in the Government and Defense Services segment, five are in the Maintenance, Repair and Overhaul segment and one is in the Structures and Systems segment. Of the six EASA licensed repair stations, two are in the Aviation Supply Chain segment and four are in the Maintenance, Repair and Overhaul segment. In our Government and Defense Services segment, we also hold FAR Part 133 and 135 certificates to operate aircraft. We also are Commercial Aircraft Review Board certified with the U.S. Department of Defense. We believe that we possess all licenses and certifications that are material to the conduct of our business.

Competition

Competition in each of our markets is based on quality, ability to provide a broad range of products and services, speed of delivery and price. Competitors in both the Aviation Supply Chain and the Maintenance, Repair and Overhaul segments include OEMs, the service divisions of large commercial airlines and other independent suppliers of parts and repair and overhaul services. Our manufacturing, machining and engineering activities in our Structures and Systems segment compete with a number of divisions of large corporations and other large and small companies. In our Government and Defense Services segment, our expeditionary airlift services activities compete with a few domestic government contracting companies and our performance-based logistic services activities compete with large domestic companies and other independent suppliers of these types of services. Although certain of our competitors have substantially greater financial and other resources than we do, in each of our four business segments we believe that we have maintained a satisfactory competitive position through our responsiveness to customer needs, our attention to quality and our unique combination of market expertise, and technical and financial capabilities.

Backlog

At May 31, 2011, backlog believed to be firm was approximately $963,100 compared to $597,700 at May 31, 2010. These amounts do not include expected sales from the A400M cargo system (see Item 1A—Risk Factors). Approximately $716,900 of our May 31, 2011 backlog is expected to be filled within the next 12 months.

Employees

At May 31, 2011, we employed approximately 6,100 persons worldwide. We also retain approximately 770 contract workers, the majority of whom are located at our airframe maintenance facilities.

Sales to Government and Defense Customers

Sales to global government and defense customers were $942,414 (53.1% of total sales), $645,068 (49.0% of total sales) and $597,635 (43.3% of total sales) in fiscal years 2011, 2010 and 2009, respectively. Sales to branches, agencies and departments of the U.S. government and their contractors were $893,017 (50.3% of total sales), $607,348 (46.1% of total sales) and $532,909 (38.6% of total sales) in fiscal years 2011, 2010 and 2009, respectively. Sales to government and defense customers are reported in each of our reportable segments (See Note 15 of Notes to Consolidated Financial Statements). Because such sales are subject to competitive bidding and government funding, no assurance can be given that such sales will continue at levels previously experienced. The majority of our U.S. government contracts are for products and services supporting U.S. Department of Defense logistics and mobility strategy, as well as for supplemental airlift services and are, therefore, subject to changes in defense and other governmental agency funding and spending. Our government contracts are subject to termination by the customer; in the event of such a termination we would be entitled to recover all allowable costs incurred by us through the date of termination.

Available Information

For additional information concerning our business segments, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business Segment Information" in Note 15 of Notes to Consolidated Financial Statements under Item 8, "Financial Statements and Supplementary Data."

Our internet address is *www.aarcorp.com*. We make available free of charge through our web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. Information contained on our web site is not a part of this report.

ITEM 1A. RISK FACTORS

The following is a description of the principal risks inherent in our business.

We are affected by factors that adversely impact the commercial aviation industry.

As a provider of products and services to the commercial aviation industry, we are greatly affected by overall economic conditions of that industry. The commercial aviation industry is historically cyclical and has been negatively affected in the past by geopolitical events, high oil prices, lack of capital and weak economic conditions. In addition, as a result of these and other events, from time-to-time certain of our customers have filed for bankruptcy protection or ceased operation.

In calendar year 2008 and into 2009, demand for air transportation in the United States and abroad declined due to economic deterioration in the U.S. and other global economies. Although global economic conditions improved in 2010 and 2011, the recovery has generally been sluggish in the U.S., and in many other developed nations. The impact of high fuel costs and the continued sluggish or weak world-wide economic conditions, may lead airlines to reduce domestic or international capacity. In addition, certain of our airline customers have in the past been impacted by tight credit markets, which has limited their ability to buy parts, services, engines and aircraft.

A further reduction in the operating fleet of aircraft both in the U.S. and abroad will result in reduced demand for parts support and maintenance activities for the type of aircraft affected. Further, tight credit conditions may impact the amount of liquidity available to buy parts, services, engines and aircraft. A deteriorating airline environment may also result in airline bankruptcies, and we may not be able to fully collect outstanding accounts receivable. Reduced demand from customers caused by weak economic conditions, including tight credit conditions and customer bankruptcies, may adversely impact our financial condition or results of operations.

Our business, financial condition, results of operations and growth rates may be adversely affected by these and other events that impact the aviation industry, including the following:

- deterioration in the financial condition of our existing and potential customers;
- reductions in the need for, or the deferral of, aircraft maintenance and repair services and spare parts support;
- retirement of older generation aircraft, resulting in lower prices for spare parts and services for those aircraft;
- reductions in demand for used aircraft and engines;
- increased in-house maintenance by airlines;
- high oil prices;
- future terrorist attacks and the ongoing war on terrorism;
- future outbreaks of infectious diseases; and
- acts of God.

Our government contracts may not continue at present sales levels, which may have a material adverse effect on our financial condition and results of operations.

Our sales to branches, agencies and departments of the U.S. government and their contractors were $893,017 (50.3% of consolidated sales) in fiscal year 2011 (See Note 15 of Notes to Consolidated Financial Statements). The majority of our U.S. government contracts are for products and services used for ongoing military performance-based logistics support activities, products which support the U.S. military's deployment strategy, and expeditionary airlift services in support of military deployments. Our contracts with the U.S. government, including the Department of Defense and its contractors, are typically firm agreements to provide products and services at a fixed price and have a term of one year or less, frequently subject to extension for one or more additional periods of one year at the option of the government customer. Sales to agencies of the U.S. government and their contractors are subject to a number of factors, including the level of troop deployment worldwide, competitive bidding, U.S. government funding requirements generated by world events, and budgetary constraints. Therefore, such sales may not continue at levels previously experienced. While spending authorizations for intelligence and defense-related programs by the U.S. government have increased in recent years, in particular after the 2001 terrorist attacks and as a result of action in support of military and civil activity in Afghanistan and Iraq, future levels of expenditure, mission priorities and authorizations for these programs may decrease, which could have an adverse effect on our results of operations and financial condition.

Market values for our aviation products fluctuate and we may be unable to re-lease or sell aircraft and engines when their current lease expires.

We use a number of assumptions when determining the recoverability of inventories and aircraft and engines which are on lease or available for lease. These assumptions include historical sales trends, current and expected usage trends, replacement values, current and expected lease rates, residual values, future demand, and future cash flows. During the fourth quarter of fiscal 2011, we decided to offer one narrow body aircraft for sale from our wholly-owned aircraft portfolio and as a result, we recorded a $5,355 pre-tax impairment charge to reduce the carrying value of the aircraft to it is net realizable value. During the second quarter of fiscal 2009, we performed a comprehensive review of our aircraft portfolio. The primary objective of this review was to assess the impact of the economic slowdown and credit crisis on market conditions. Based upon that review, we recorded a $21,033 pre-tax impairment charge in the second quarter of fiscal 2009 to reduce the carrying value of three aircraft to their net realizable value. During the fourth quarter of fiscal 2009, we recorded a $10,100 pre-tax impairment charge on inventory and engines which had been acquired prior to September 11, 2001. This inventory was also subject to impairment charges recorded in previous fiscal years. The fiscal 2009 inventory and engine impairment charges were triggered by declining conditions in the commercial aviation industry and a slowdown in the sales volume of these assets during the fiscal year. Further reductions in demand for our inventories or declining market values, as well as differences between actual results and the assumptions utilized by us when determining the recoverability of our inventories, aircraft and engines, could result in additional impairment charges in future periods. We can give no assurance that future impairment charges for our inventories, aircraft and engines will not occur.

We lease aircraft and engines to our customers on an operating lease basis. Our ability to re-lease or sell these assets on acceptable terms when the lease expires is subject to a number of factors which drive industry capacity, including new aircraft deliveries, availability of used aircraft and engines in the marketplace, competition, financial condition of our customers, overall health of the airline industry and general economic conditions. During fiscal 2012, ten 737-400's and one 737-300 in the joint venture portfolio and one MD80 in the wholly owned portfolio will be up for lease renewal. Our inability to re-lease these aircraft, or other aircraft and engines that are currently on lease, could adversely affect our results of operations and financial condition.

Acquisitions expose us to risks, including the risk that we may be unable to effectively integrate acquired businesses.

We continue to grow through acquisitions, including most recently with the acquisition of Airlift in April 2010, the largest acquisition in the Company's history. Further, we explore and have discussions with third parties regarding additional acquisitions on a regular basis. Acquisitions involve risks, including difficulties in integrating the operations and personnel, the effects of amortization of any acquired intangible assets and the potential impairment of goodwill, and the potential loss of key employees of the acquired business. For our recent acquisitions, and for any businesses we may acquire in the future, we may not be able to execute our operational, financial or integration plans for the acquired businesses, which could adversely affect our results of operations and financial condition.

We face risks of cost overruns and losses on fixed-price contracts.

We sell certain of our products and services to our commercial, government and defense customers under firm contracts providing for fixed prices, regardless of costs incurred by us. The cost of producing products or providing services may be adversely affected by increases in the cost of labor, materials, fuel, overhead and other unknown variants, including manufacturing and other operational inefficiencies and differences between assumptions used by us to price a contract and actual results. Increased costs may result in cost overruns and losses on such contracts, which could adversely affect our results of operations and financial condition.

Significant cost issues may develop in connection with the A400M Cargo system.

In June 2005, we announced that our Cargo Systems business in our Structures and Systems segment was selected to provide cargo handling systems for the new Airbus A400M Military Transport Aircraft ("A400M"). We have incurred, and are expected to continue to incur, significant development costs in connection with this program (see Note 14 in Notes to Consolidated Financial Statements). Our portion of revenue to be generated from this program is expected to exceed $300 million through fiscal 2020, based on current sales projections for the A400M as provided to us by Airbus. Based on program delays and information provided by Airbus, planned first shipments under this program have slipped to fiscal 2013. If the A400M experiences significant additional delivery delays or order cancellations, or if we fail to develop the system according to contract specifications, then we may not be able to recover our development costs, and our operating results and financial condition could be adversely affected.

Success within our Maintenance, Repair and Overhaul segment is dependent upon continued outsourcing by the airlines.

We currently perform airframe maintenance, repair and overhaul activities at leased facilities in Indianapolis, Indiana; Oklahoma City, Oklahoma; Miami, Florida; and Hot Springs, Arkansas. Revenues at these facilities fluctuate based on demand for maintenance which, in turn, is driven by the number of aircraft operating and the extent of outsourcing of maintenance activities by airlines. If either the number of aircraft operating or the level of outsourcing of maintenance activities declines, we may not be able to execute our operational and financial plans at our MRO facilities, which could adversely affect our results of operations and financial condition.

We operate in highly competitive markets, and competitive pressures may adversely affect us.

The markets for our products and services to our commercial, government and defense customers are highly competitive, and we face competition from a number of sources, both domestic and international. Our competitors include aircraft and aircraft component and parts manufacturers, airline and aircraft service companies, other companies providing maintenance, repair and overhaul services, other aircraft spare parts distributors and redistributors, and other expeditionary airlift service providers. Some of our competitors have substantially greater financial and other resources than we have and others may price their products and services below our selling prices. These competitive pressures could adversely affect our results of operations and financial condition.

We are subject to significant government regulation and may need to incur significant expenses to comply with new or more stringent governmental regulation.

The aviation industry is highly regulated by the FAA in the United States and equivalent regulatory agencies in other countries. Before we sell any of our products that are to be installed in an aircraft, such as engines, engine parts and components, and airframe and accessory parts and components, they must meet certain standards of airworthiness established by the FAA or the equivalent regulatory agencies in certain other countries. We operate repair stations that are licensed by the FAA and the equivalent regulatory agencies in certain other countries, and hold certificates to operate aircraft. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. New and more stringent governmental regulations may be adopted in the future that, if enacted, may have an adverse impact on us.

If any of the Company's material licenses, certificates, authorizations or approvals were revoked or suspended by the FAA or equivalent regulatory agencies in other countries, our results of operations and financial condition may be adversely affected.

If we fail to comply with complex procurement laws and regulations, we could lose business and be liable for various penalties or sanctions.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. government contracts. These laws and regulations include the Federal Acquisition Regulation, the Truth in Negotiations Act, Cost Accounting Standards, and laws, regulations and orders restricting the use and dissemination of classified information under U.S. export control laws, and the export of certain products and technical information. In complying with these laws and regulations, we may incur significant costs, and non-compliance may result in the imposition of fines and penalties, including contractual damages. If we fail to comply with these laws and regulations or if a government audit, review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions. Our reputation could suffer harm if allegations of impropriety were made against us, which could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

The majority of Airlift's revenue is derived from providing expeditionary airlift services in Afghanistan.

Airlift derives most of its revenue from providing supplemental airlift in Afghanistan for the U.S. Department of Defense. The President of the United States recently affirmed plans for troop withdrawals in Afghanistan beginning in calendar year 2011, and then accelerating in mid-to-late calendar year 2012. Although we expect significant on-going demand for airlift services in Afghanistan from the Department of Defense and other governmental departments, we are exposed to the risk that our revenues at Airlift may decline, which could adversely affect our results of operations and financial condition.

U.S. government contractors that provide support services in theaters of conflict such as Afghanistan have come under increasing scrutiny by agency inspector generals, government auditors and congressional committees. Investigations pursued by any or all of these groups may result in adverse publicity for us and reputational harm, regardless of the underlying merit of the allegations being investigated.

In addition, in connection with our acquisition of Airlift, we entered into a consent agreement with the U.S. Department of State, Office of the Directorate of Defense Trade Controls, to resolve certain violations of export control laws that occurred prior to our acquisition. Under the consent agreement, we agreed to take certain measures to enhance Airlift's export compliance program and appointed an internal special compliance official to oversee Airlift's continuing assessment, improvement and adoption of enhancements to its compliance program. If during the eighteen-month term of the consent agreement, the government determines we have failed to comply with the terms of the consent agreement ending in

January 2012, we or one of our subsidiaries may face sanctions, which could include debarment from participating in contracts with the U.S. government.

We are exposed to risks associated with operating internationally.

We conduct our business in certain foreign countries, some of which are politically unstable or subject to military or civil conflicts. Consequently, we are subject to a variety of risks that are specific to international operations, including the following:

- military conflicts, civil strife and political risks;
- export regulations that could erode profit margins or restrict exports;
- compliance with the U.S. Foreign Corrupt Practices Act;
- the burden and cost of compliance with foreign laws, treaties and technical standards and changes in those regulations;
- contract award and funding delays;
- potential restrictions on transfers of funds;
- import and export duties and value added taxes;
- transportation delays and interruptions;
- uncertainties arising from foreign local business practices and cultural considerations.

While we have and will continue to adopt measures to reduce the potential impact of losses resulting from the risks of doing business internationally, we cannot ensure that such measures will be adequate. There can be no assurances that the regions in which we operate will continue to be stable enough to allow us to operate profitably or at all.

We are dependent upon the continued availability of financing to manage our business and to execute our business strategy, and additional financing may not be available on terms acceptable to us.

Our ability to manage our business and to execute our business strategy is dependent, in part, on the continued availability of debt and equity capital. Access to the debt and equity capital markets may be limited by various factors, including the condition of overall credit markets, general economic factors, the state of the aviation industry, our financial performance and credit ratings. Debt and equity capital may not continue to be available to us on favorable terms, or at all. Our inability to obtain financing on favorable terms could adversely affect our results of operations and financial condition.

Our existing debt includes restrictive and financial covenants.

Certain of our loan agreements require us to comply with various restrictive covenants and some contain financial covenants that require us to comply with specified financial ratios and tests. Our failure to meet these covenants could result in default under these loan agreements and would result in a cross-default under other loan agreements. In the event of a default and our inability to obtain a waiver of the default, all amounts outstanding under loan agreements could be declared immediately due and payable. Our failure to comply with these covenants could adversely affect our results of operations and financial condition.

Our industry is susceptible to product and other liability claims, and claims not adequately covered by insurance may adversely affect our financial condition.

Our business exposes us to possible claims for property damage and personal injury or death which may result if an engine, engine part or component, airframe part or accessory or any other aviation product which we have sold, manufactured or repaired fails, or if an aircraft we operated, serviced or in which our products are installed crashes and the cause cannot be determined. We carry substantial liability insurance in amounts that we believe are adequate for our risk exposure and commensurate with industry norms. However, claims may arise in the future, and our insurance coverage may not be adequate to protect us in all circumstances. Additionally, we might not be able to maintain adequate insurance coverage in the future at an acceptable cost. Any liability claim not covered by adequate insurance could adversely affect our results of operations and financial condition.

We must comply with extensive environmental requirements, and any exposure to environmental liabilities may adversely affect us.

Federal, state and local requirements relating to the discharge and emission of substances into the environment, the disposal of hazardous wastes, the remediation and abatement of contaminants, and other activities affecting the environment have had and may continue to have an impact on our operations. Management cannot assess the possible effect of compliance with future environmental requirements or of future environmental claims for which we may not have adequate indemnification or insurance coverage. If we were required to pay the expenses related to any future environmental claims for which neither indemnification nor insurance coverage were available, these expenses could have an adverse impact on our results of operations and financial condition.

Future environmental regulatory developments in the United States and abroad concerning issues such as climate change, could adversely affect operations and increase operating costs and, through their impact on our customers, reduce demand. Actions may be taken in the future by the U.S. government, state governments within the United States, foreign governments, the International Civil Aviation Organization, or by signatory countries through a new global climate change treaty to regulate the emission of greenhouse gases by the aviation industry. The precise nature of any such requirements and their applicability to us and our customers are difficult to predict, but the impact to us and the aviation industry would likely be adverse and could be significant, including the potential for increased fuel costs, carbon taxes or fees, or a requirement to purchase carbon credits.

We may need to make significant capital expenditures to keep pace with technological developments in our industry.

The industries in which we participate in are constantly undergoing development and change, and it is likely that new products, equipment and methods of repair and overhaul services will be introduced in the future. We may need to make significant expenditures to purchase new equipment and to train our employees to keep pace with any new technological developments. These expenditures could adversely affect our results of operations and financial condition.

Our operations would be adversely affected by a shortage of skilled personnel or work stoppages.

Because of the complex nature of many of our products and services, we are dependent on an educated and highly skilled workforce. Furthermore, we have a collective bargaining agreement covering 487 employees. Our ability to operate successfully and meet our customers' demands could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel, including qualified licensed mechanics, to conduct our business, or if we experience a significant or prolonged work stoppage, and may adversely affect our results of operations and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. PROPERTIES

Our principal parts distribution activities for the Aviation Supply Chain segment are conducted from a building in Wood Dale, Illinois, which we own subject to a mortgage. In addition to warehouse space, this facility includes executive, sales and administrative offices. We also lease a facility in Garden City, New York, to support activities in the Aviation Supply Chain segment.

Our principal activities in the Government and Defense Services segment are conducted from a building in Wood Dale, Illinois, which we own subject to a mortgage, and leased facilities in Macon, Georgia; Jacksonville, Florida; Melbourne, Florida and Huntsville, Alabama.

Our principal activities in the Maintenance, Repair and Overhaul segment are conducted at facilities leased by us in Indianapolis, Indiana; Oklahoma City, Oklahoma; Miami, Florida and Hot Springs, Arkansas.

Our principal activities in the Structures and Systems segment are conducted at facilities owned by us in Clearwater, Florida; Cadillac, Michigan and Goldsboro, North Carolina. We also lease facilities in Huntsville, Alabama; Cullman, Alabama; Lebanon, Kentucky and Sacramento, California.

We also operate sales offices which support all our activities and are leased in London, England; Melbourne, Australia; Paris, France; Rio de Janeiro, Brazil; Shanghai, China; Singapore, Republic of Singapore; Tokyo, Japan and Abu Dhabi, UAE.

We believe that our owned and leased facilities are suitable and adequate for our operational requirements.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any material, pending legal proceeding (including any governmental or environmental proceedings) other than routine litigation incidental to our business.

ITEM 4. REMOVED AND RESERVED

Supplemental Item:

EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning each of our executive officers is set forth below:

Name	Age	Present Position with the Company
David P. Storch	58	Chairman and Chief Executive Officer, Director
Timothy J. Romenesko	54	President and Chief Operating Officer, Director
Richard J. Poulton	46	Vice President, Chief Financial Officer and Treasurer
Robert J. Regan	53	Vice President, General Counsel and Secretary
Michael J. Sharp	49	Vice President, Controller and Chief Accounting Officer
Terry D. Stinson	69	Group Vice President, Structures and Systems
Randy J. Martinez	56	Group Vice President, Government and Defense Services
Dany Kleiman	50	Group Vice President, Maintenance, Repair and Overhaul

Mr. Storch was elected Chairman of the Board and Chief Executive Officer in October 2005. Previously, he served as President and Chief Executive Officer from 1996 to 2005 and Chief Operating Officer from 1989 to 1996. Prior to that, he served as a Vice President of the Company from 1988 to 1989. Mr. Storch joined the Company in 1979 and also served as president of a major subsidiary from 1984 to 1988. Mr. Storch has been a director of the Company since 1989.

Mr. Romenesko was appointed President and Chief Operating Officer effective June 1, 2007. Previously, he served as Vice President and Chief Financial Officer since 1994. He also served as Controller of the Company from 1991 to 1995, and in various other positions since joining the Company in 1981. Mr. Romenesko has been a director of the Company since July 2007.

Mr. Poulton was appointed Vice President, Chief Financial Officer and Treasurer effective June 1, 2007. Previously he served as Vice President of Acquisitions and Strategic Investments since joining the Company in September 2006. Prior to joining the Company, he spent ten years in the aviation industry and held senior executive leadership positions with UAL Corporation, including Senior Vice President of Business Development and Senior Vice President and Chief Procurement Officer for United Airlines, Inc.

Mr. Regan was appointed Vice President, General Counsel and Secretary of the Company effective June 1, 2009. Previously he served as Vice President and General Counsel and prior to that as Associate General Counsel after joining the Company in February 2008. Prior to joining the Company, he was a partner at the law firm of Schiff Hardin LLP since 1989.

Mr. Sharp has served as Vice President, Controller and Chief Accounting Officer since 1999. Previously, he served as Controller of the Company from 1996 to 1999. Prior to joining the Company, he was with Kraft Foods from 1994 to 1996, and with KPMG LLP from 1984 to 1994.

Mr. Stinson has served as Group Vice President of Structures and Systems since joining the Company in the first quarter of fiscal 2008. Previously, he was President of Commercial Operations for Thomas Group, an operational consulting firm, and Chairman and Chief Executive Officer of Xelus Inc. Prior to that he served as Chairman and Chief Executive Officer of Bell Helicopter Textron, Inc. from 1991 to 2001 and before that held leadership positions with United Technologies Corporation ("UTC"), including President and Chief Executive Officer of Hamilton Standard, a UTC division, from 1986 to 1991.

Mr. Martinez was named Group Vice President, Government and Defense Systems on April 20, 2010. Previously he served as Senior Vice President, Government and Defense Programs after joining the Company in March 2009. Prior to joining the Company, he served as Chief Executive Officer of World Air Holdings, Inc. and prior to that, he had a distinguished 21-year career with the U.S. Air Force (Colonel retired and Command Pilot), most recently serving as Principal Adviser to the Chief of Staff of NATO's Strategic Planning Staff.

Mr. Kleiman was named Group Vice President, Maintenance, Repair and Overhaul on June 10, 2010. Previously he served as Vice President, Operations since joining the Company in September 2009. Prior to joining the Company, he held various leadership positions within the aerospace industry, most recently serving as President of a major airframe maintenance and modification company.

Each executive officer is elected annually by the Board of Directors at the first meeting of the Board held after the annual meeting of stockholders. Executive officers continue to hold office until their successors are duly elected or until their death, resignation, termination or reassignment.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

In April 2011, our Board of Directors approved a quarterly cash dividend on our Common Stock of $0.075 per share, and as a result we paid $2,983 in cash dividends during the fourth quarter of fiscal 2011.

On July 12, 2011, our Board of Directors declared a quarterly dividend of $0.075 per share, payable on August 2, 2011, to stockholders of record as of July 22, 2011.

Our Common Stock is traded on the New York Stock Exchange and the Chicago Stock Exchange. On July 1, 2011, there were approximately 1,250 holders of Common Stock, including participants in security position listings.

The table below sets forth for each quarter of the past two fiscal years the reported high and low closing market prices of our Common Stock on the New York Stock Exchange.

Per Common Share	Fiscal 2011 Market Prices		Fiscal 2010 Market Prices	
Quarter	High	Low	High	Low
First	$19.15	$15.23	$20.16	$14.44
Second	24.56	16.48	23.00	16.48
Third	29.03	25.19	25.85	19.02
Fourth	28.06	25.02	25.90	18.26

ITEM 6. SELECTED FINANCIAL DATA
(In thousands, except per share amounts)

	For the Year Ended May 31,				
	2011	2010	2009	2008	2007
RESULTS OF OPERATIONS					
Sales from continuing operations[1]	$1,775,782	$1,316,416	$1,380,529	$1,327,512	$1,004,557
Gross profit	303,060[2]	240,350	236,704[2]	257,601	179,300[2]
Operating income	138,727[2]	93,769	106,612[2]	137,675	98,438[2]
Gain (loss) on extinguishment of debt	97	893	14,701[3]	(2,040)	2,927
Interest expense	30,670	26,831	31,408	29,470	23,049
Income from continuing operations[1]	73,139	45,436	61,144	70,825	57,317
Loss from discontinued operations[1]	(3,313)	(2,234)	(4,372)	(2,667)	(2,843)
Net income attributable to AAR	69,826	44,628	56,772	68,158	54,474
Share data:					
Earnings (loss) per share—basic:					
Earnings from continuing operations	$ 1.85	$ 1.23	$ 1.61	$ 1.90	$ 1.58
Loss from discontinued operations	(0.09)	(0.06)	(0.12)	(0.07)	(0.08)
Earnings per share—basic	$ 1.76	$ 1.17	$ 1.49	$ 1.83	$ 1.50
Earnings (loss) per share—diluted:					
Earnings from continuing operations	$ 1.81	$ 1.21	$ 1.56	$ 1.77	$ 1.47
Loss from discontinued operations	(0.08)	(0.05)	(0.11)	(0.06)	(0.07)
Earnings per share—diluted	$ 1.73	$ 1.16	$ 1.45	$ 1.71	$ 1.40
Weighted average common shares outstanding—basic	38,355	38,182	38,059	37,194	36,389
Weighted average common shares outstanding—diluted	43,593	43,091	42,809	43,745	43,309
FINANCIAL POSITION					
Total cash and cash equivalents	$ 57,433	$ 79,370	$ 112,505	$ 109,391	$ 83,317
Working capital	497,975	521,642	596,894	564,932	389,215
Total assets	1,703,727	1,500,181	1,375,905	1,359,263	1,066,200
Short-term recourse debt	111,323	98,301	50,205	1,236	51,366
Short-term non-recourse debt	823	757	11,722	20,212	22,879
Long-term recourse debt	313,981	317,594	302,823	372,740[4]	185,706
Long-term non-recourse debt	11,032	11,855	16,728	19,190	20,748
Total recourse debt	425,304	415,895	353,028	373,976	237,072
Equity	835,289	746,350	696,734	650,867	523,330
Number of shares outstanding at end of year	39,781	39,484	38,884	38,773	37,729
Book value per share of common stock	$ 21.00	$ 18.90	$ 17.92	$ 16.79	$ 13.87

Notes:

1 During the third quarter of fiscal 2011, we decided to exit our Amsterdam component repair facility. During fiscal 2007, we decided to exit, and in November 2008 we sold, our industrial turbine business located in Frankfort, New York. The operating results and the loss on disposal are classified as discontinued operations. See Note 11 of Notes to Consolidated Financial Statements.

2 In fiscal 2011 we recorded a $5,355 impairment charge related to an aircraft. In fiscal 2009 we recorded $31,133 of impairment charges related to three aircraft and certain engine and airframe parts. In fiscal 2007 we recorded $7,652 of impairment charges related to engine parts and an aircraft. See Note 12 of Notes to Consolidated Financial Statements

3 During fiscal 2009, we retired $110,510 par value of our convertible notes for $72,916 cash. The gain after consideration of unamortized debt issuance costs was $14,701. See Note 2 of Notes to Consolidated Financial Statements.

4 In February 2008, we sold $137,500 par value of 1.625% convertible notes due March 1, 2014 and $112,500 of 2.25% convertible notes due March 1, 2016. See Note 2 of Notes to Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Dollars in thousands)

Forward-Looking Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations contain certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the beliefs of management, as well as assumptions and estimates based on information available to us as of the dates such assumptions and estimates are made, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors, including those factors discussed under Item 1A, "Risk Factors." Should one or more of those risks or uncertainties materialize adversely, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described. Those events and uncertainties are difficult or impossible to predict accurately and many are beyond our control. We assume no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General Overview

We report our activities in four business segments: Aviation Supply Chain; Government and Defense Services; Maintenance, Repair and Overhaul; and Structures and Systems.

Sales in the Aviation Supply Chain segment are derived from the sale and lease of a wide variety of new, overhauled and repaired engine and airframe parts and components principally to the commercial aviation market. We also offer customized inventory supply chain management programs. Sales also include the sale and lease of commercial aircraft and jet engines and technical and advisory services. Cost of sales consists principally of the cost of product, direct labor, overhead (primarily indirect labor, facility cost and insurance) and the cost of lease revenue (primarily depreciation and insurance).

Sales in the Government and Defense Services segment are derived from the sale of new and overhauled engine and airframe parts and components, customized performance-based logistics programs, expeditionary airlift services, aircraft modifications and engineering, design, and integration services to our government and defense customers. Cost of sales consists principally of the cost of the product (primarily aircraft and engine parts), direct labor, overhead and aircraft maintenance costs.

Sales in the Maintenance, Repair and Overhaul segment are principally derived from aircraft maintenance, including painting, and the repair and overhaul of landing gear. Cost of sales consists principally of the cost of product (primarily replacement aircraft parts), direct labor and overhead.

Sales in the Structures and Systems segment are derived from the engineering, design and manufacture of containers, pallets and shelters used to support the U.S. military's requirements for a mobile and agile force, complex machined and fabricated parts, components and sub-systems for various aerospace and defense programs and other applications, in-plane cargo loading and handling systems for commercial and military applications and composite products for aviation and industrial use. Cost of sales consists principally of the cost of product, direct labor and overhead.

Our chief operating decision making officer (Chief Executive Officer) evaluates performance based on the reportable segments and utilizes gross profit as a primary profitability measure. The tables below set forth consolidated sales and gross profit for our four business segments for each of the last three fiscal years ended May 31.

	For the Year Ended May 31,		
	2011	2010	2009
Sales:			
Aviation Supply Chain	$ 435,778	$ 370,220	$ 424,638
Government and Defense Services	571,343	194,944	174,391
Maintenance, Repair and Overhaul	393,671	301,348	348,810
Structures and Systems	374,990	449,904	432,690
	$1,775,782	$1,316,416	$1,380,529

	For the Year Ended May 31,		
	2011	2010	2009
Gross Profit:			
Aviation Supply Chain	$ 72,251	$ 67,321	$ 79,332
Government and Defense Services	105,538	42,304	39,507
Maintenance, Repair and Overhaul	55,871	38,206	51,281
Structures and Systems	69,400	92,519	66,584
	$ 303,060	$ 240,350	$ 236,704

Business Trends and Highlights

Beginning with our first quarter of fiscal 2011, we began to see the early signs of a recovery in demand for products and services offered to our commercial customers. This recovery followed a period when many U.S. and foreign air carriers reduced fleet capacity, deferred maintenance spending, reduced inventory levels and reduced demand for parts support and maintenance activities. The commercial aviation recovery gained momentum during fiscal 2011 as air carriers expanded their fleets and replenished inventory levels. In addition, we won several new programs supporting our commercial customers, which also contributed to the sales recovery for that market segment. Sales to commercial customers increased 24.1% in fiscal 2011 compared to the prior fiscal year.

During fiscal 2011, sales to global government and defense customers increased 46.1% and at May 31, 2011 represented 53.1% of consolidated sales. The increase was largely driven by sales attributable to Airlift, which we acquired on April 7, 2010. Although our Airlift business currently contracts only with the U.S. Department of Defense, we are targeting other U.S. Governmental agencies.

Results of Operations

Fiscal 2011 Compared with Fiscal 2010

Consolidated sales for fiscal 2011 increased $459,366 or 34.9% compared to the prior year period. Sales to commercial customers increased 24.1% compared to the prior year due to increased demand for supply chain and MRO and engineering services, reflecting improved conditions in the commercial aviation industry and performance on new contract awards. Sales to government and defense customers increased 46.1% principally due to the inclusion of Airlift, which was acquired on April 7, 2010, and increased sales at the Company's defense logistics business.

In the Aviation Supply Chain segment, sales increased $65,558 or 17.7% compared to the prior year. Our parts supply businesses benefitted from the improved airline environment as maintenance activity increased and airlines restocked inventory levels. Gross profit in the Aviation Supply Chain segment increased $4,930 or 7.3% and the gross profit margin percentage declined to 16.6% from 18.2% in the prior year primarily due to the mix of products sold. During the fourth quarter of fiscal 2011, we recorded a $5,355 pre-tax impairment charge to reduce the carrying value of an aircraft held for sale to its estimated sales price. Prior year gross profit was negatively impacted by the sale of the interest in a leveraged lease, in which the Company recorded a $3,800 negative gross profit margin.

In the Government and Defense Services segment, sales increased $376,399 or 193.1% compared to the prior year. The sales increase reflects the inclusion of revenue from Airlift, which contributed approximately $281,000 of revenue during fiscal 2011, as well as growth in the Company's defense logistics business due to the ramp-up of a new performance-based logistics program. Gross profit increased $63,234 or 149.5% due to increased sales; however, gross profit margin percentage declined to 18.5% from 21.7% in the prior year reflecting lower margins in the defense logistics business due to transition costs associated with the new performance-based logistics program, and a contract adjustment which lowered the pricing for services we deliver under another supply chain program.

In the Maintenance, Repair and Overhaul segment, sales increased $92,323 or 30.6% versus the prior year due to strong growth at our heavy maintenance and landing gear facilities as well as in our engineering services business. The strong growth was driven by performance on contract awards announced in the previous twelve month period, and the improved airline environment. Gross profit increased $17,665 or 46.2% and the gross profit margin percentage increased to 14.2% from 12.7% in the prior year primarily due to increased volume at each of our MRO facilities.

In the Structures and Systems segment, sales decreased $74,914 or 16.7% compared to the prior year due to the expected decline in volume at our mobility products business as that business completed contract requirements on two large contracts last fiscal year. Gross profit in the Structures and Systems segment decreased $23,119 or 25.0% and the gross profit margin percentage decreased to 18.5% from 20.6% in the prior year due to the mix of products sold and lower volume.

During the fourth quarter of fiscal 2011, we sold the assets of a non-strategic product line within our Maintenance, Repair and Overhaul segment. Proceeds from the sale of the product line were $10,000 cash, and the net carrying value of the assets sold was $4,078. The gain on this transaction has been classified as a component of operating income in accordance with U.S. generally accepted accounting principles.

Selling, general and administrative expenses increased $26,906 or 18.3% primarily due to the inclusion of selling, general and administrative expenses of Airlift. Earnings from aircraft joint ventures increased $3,232 compared to the prior year due to the sale of two aircraft from our joint venture aircraft portfolio during fiscal 2011. Operating income increased $44,958 or 47.9% compared with the prior year primarily due to the increase in sales, partially offset by the increase in selling, general and administrative expenses. Net interest expense increased $4,435 or 17.1% compared to the prior year primarily due to an increase in outstanding borrowings. Our effective income tax rate was 32.6% in fiscal 2011 compared to 32.8% in fiscal 2010. During the fourth quarter of fiscal 2011, we recorded a net $2,300 tax benefit, which was primarily the result of a $3,531 federal income tax benefit as a result of the completion of an examination of our income tax returns from fiscal 2007 through fiscal 2009. The fiscal 2010 effective tax rate reflects the favorable tax impact from the sale of an interest in an aircraft leveraged lease.

During fiscal 2011, we retired $6,000 par value of our 2.25% convertible notes resulting in a net gain on extinguishment of debt of $97.

During the third quarter of fiscal 2011, we decided to exit our Amsterdam component repair facility, a business which was reported in our Aviation Supply Chain segment (see Note 11 of Notes to Consolidated Financial Statements).

In June 2010, the Company and partners of AAR Global Solutions, LLC ("AAR GS") agreed to wind down the operations of AAR GS, resulting in $0 reported in loss attributable to noncontrolling interest in fiscal 2011.

Net income attributable to AAR was $69,826 compared to $44,628 in the prior year due to the factors discussed above.

Fiscal 2010 Compared with Fiscal 2009

Consolidated sales for fiscal 2010 decreased $64,113 or 4.6% compared to the prior year period. Sales to commercial customers decreased 13.3% compared to the prior year as airlines reduced inventory levels and maintenance visits principally in response to lower capacity, weak economic conditions and tight credit markets. Sales to defense and government customers increased 6.4% compared to the prior year reflecting higher shipments of specialized mobility products and the impact from Airlift.

In the Aviation Supply Chain segment, sales decreased $54,418 or 12.8% compared to the prior year. The sales decrease reflects lower demand for aftermarket parts support as airlines reduced inventory levels in response to lower capacity and weak economic conditions. Gross profit in the Aviation Supply Chain segment declined $12,011 or 15.1% and the gross profit margin percentage decreased to 18.2% from 18.7% in the prior year. The current year gross profit was negatively impacted by lower volume and pricing pressure from our airline customers as they sought ways to lower costs and conserve cash, as well as the impact of the sale of an interest in an aircraft leveraged lease during the first quarter of fiscal 2010, on which the Company recorded a $3,800 negative gross profit margin. Fiscal 2009 gross profit was negatively impacted by $31,133 of pre-tax impairment charges to reduce the carrying value of aircraft and aircraft and engine parts.

In the Government and Defense Services segment, sales increased $20,553 or 11.8% compared to the prior year. The increase in sales reflects the inclusion of revenue from Airlift, which contributed $29,768 of revenues during fiscal 2010. Sales declined at our integrated technologies unit as a result of the completion of certain government contracts. Gross profit in the Government and Defense Services segment increased $2,797 or 7.1% and the gross profit margin percentage declined to 21.7% from 22.7% in the prior year. The increase in gross profit was attributable to the inclusion of Airlift, and the decline in the gross profit margin percentage was due to the mix of products and services sold.

In the Maintenance, Repair and Overhaul segment, sales declined $47,462 or 13.6% compared to the prior year. The decline in sales reflects fewer maintenance visits by our airline customers principally due to reduced industry capacity, as well as the completion of two maintenance programs during the second quarter of fiscal 2010. Gross profit in the Maintenance, Repair and Overhaul segment declined $13,075 or 25.5% and the gross profit margin percentage declined to 12.7% from 14.7% in the prior year principally as a result of lower volume.

In the Structures and Systems segment, sales increased $17,214 or 4.0% compared to the prior year. The increase in sales reflects increased shipments of specialized mobility products. Gross profit in the Structures and Systems segment increased $25,935 or 39.0% and the gross profit margin percentage increased to 20.6% from 15.4% in the prior year due to increased volume, favorable product mix, and cost reduction and process improvement initiatives.

Selling, general and administrative expenses increased $8,105 or 5.8% as a result of the inclusion of Airlift and costs associated with AAR GS, which was launched in June 2009. We also recorded $1,395 of expenses incurred as a result of the Airlift acquisition. Earnings from joint ventures declined $8,384, principally due to increased depreciation expense recorded in the aircraft joint ventures as a result of reducing the useful lives of certain narrow-body aircraft to 25 years, less aircraft owned in joint ventures, and fewer sales of aircraft as compared to the prior year. Operating income decreased $12,843 or 12.0% compared with the prior year as a result of the reduction of sales and gross profit in the Aviation Supply Chain and Maintenance, Repair and Overhaul segments, as well as the reduction in earnings from unconsolidated joint ventures. Net interest expense declined $4,057 or 13.5% compared to the prior year due to a reduction in average outstanding borrowings. The loss on investment of $1,150 reflects the loss on Mesa equity shares that were received in November 2009 in connection with a contract restructuring.

During fiscal 2010 we retired $13,110 par value of our 1.625% convertible notes and $2,000 par value of our 2.25% convertible notes, resulting in a gain on extinguishment of debt of $893. During fiscal 2009, we retired $110,510 par value of our convertible notes, resulting in gain on extinguishment of debt of $14,701.

Our effective income tax rate increased to 32.8% in fiscal 2010 from 32.0% in fiscal 2009. The effective income tax rate in fiscal 2009 was favorably impacted by $1,900 of additional research and development tax credits that were identified upon completion of our fiscal 2008 federal income tax return.

Net income attributable to AAR was $44,628 compared to $56,772 in the prior year due to the factors discussed above.

Liquidity and Capital Resources

Historically, we have funded our operating activities and met our commitments through the generation of cash from operations, augmented by the periodic issuance of common stock and debt in the public and private markets. In addition to these cash sources, our current capital resources include an unsecured credit facility, as well as a separate secured credit facility. We continually evaluate various financing arrangements, including the issuance of common stock or debt, which would allow us to improve our liquidity position and finance future growth on commercially reasonable terms. Our continuing ability to borrow from our lenders and issue debt and equity securities to the public and private markets in the future may be negatively affected by a number of factors, including the overall health of the credit markets, general economic conditions, airline industry conditions, geo-political events, and our operating performance. Our ability to generate cash from operations is influenced primarily by our operating performance and changes in working capital. Under a universal shelf registration statement filed with the Securities and Exchange Commission that became effective on December 12, 2008, we may offer and sell up to $300,000 of various types of securities, including common stock, preferred stock and medium-term or long-term debt securities, subject to market conditions.

At May 31, 2011, our liquidity and capital resources included cash of $57,433 and working capital of $497,975. On April 12, 2011, we entered into a new credit agreement with various financial institutions, as lenders and Bank of America, N.A., as administrative agent for the lenders (the "Credit Agreement"). The Credit Agreement creates a $400,000 unsecured revolving credit facility that we can draw upon for general corporate purposes. Under certain circumstances, we may request an increase to the revolving commitment by an aggregate amount of up to $50,000, not to exceed $450,000 in total. The Credit Agreement expires on April 12, 2016. Borrowings under the Credit Agreement bear interest at the offered Eurodollar Rate (defined as the British Bankers Association LIBOR Rate) plus 125 to 225 basis points based on certain financial measurements if a Eurodollar Rate loan, or at the offered fluctuating Base Rate plus 25 to 125 basis points based on certain financial measurements if a Base Rate loan.

The Credit Agreement in part requires the Company to comply with certain financial covenants, including a fixed charge coverage ratio, a leverage ratio, and a minimum tangible net worth. The Credit Agreement contains certain affirmative and negative covenants, including those relating to financial reporting and notification, payment of indebtedness, taxes and other obligations, compliance with applicable laws, and limitations on additional liens, indebtedness, acquisitions, investments and disposition of assets. The Credit Agreement also requires significant domestic subsidiaries of the Company to provide a guarantee of payment under the Credit Agreement.

Borrowings outstanding under this facility at May 31, 2011 were $100,000, classified as short-term debt, and there were approximately $10,481 of outstanding letters of credit which reduced the availability of this facility. We also have $3,676 available under a foreign line of credit.

In addition to our unsecured Credit Agreement, we have a $65,000 secured revolving credit facility with The Huntington National Bank (the "Huntington Loan Agreement"). Borrowings under the Huntington Loan Agreement are secured by aircraft and related engines and components owned by the

Company. The Huntington Loan Agreement expires on April 23, 2015. Borrowings bear interest at LIBOR plus 325 basis points. As of May 31, 2011, $54,940 was outstanding under this agreement.

During fiscal 2011, cash flow from operations was $108,598 primarily as a result of net income attributable to AAR and noncontrolling interest and aggregate depreciation and amortization of $153,739. The positive impact on cash from our earnings and aggregate depreciation and amortization, deferred taxes and the increase in accounts payable was partially offset by an increase in accounts receivable, inventories and rotable spares and equipment on or available for short-term lease to support growth initiatives in several of the Company's business units, as well as program costs for the A400M program.

During fiscal 2011, our investing activities used $118,735 of cash principally as a result of capital expenditures of $124,879 which mainly represents rotary and fixed-wing aircraft and other equipment purchased to support growth and improve operating performance in our Government and Defense Services segment, partially offset by proceeds of $10,000 from the sale of a product line.

During fiscal 2011, our financing activities used $11,827 of cash primarily due to a reduction in borrowings of $61,532, the payment of dividends of $2,983 and the purchase of treasury stock for $2,539, partially offset by a net increase in short-term borrowings of $54,991.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of contractual cash obligations and off-balance sheet arrangements as of May 31, 2011 is as follows:

	Payments Due by Period						
	Total	**Due in Fiscal 2012**	**Due in Fiscal 2013**	**Due in Fiscal 2014**	**Due in Fiscal 2015**	**Due in Fiscal 2016**	**After Fiscal 2016**
On Balance Sheet:							
Debt	$361,537[1]	$ 11,323	$ 9,465	$93,520	$27,083	$75,425	$144,721
Non-recourse Debt	11,855	823	9,095	972	965	—	—
Capital Leases	6,718	1,929	4,789	—	—	—	—
Bank Borrowings	100,000[2]	100,000	—	—	—	—	—
Interest	52,922[3]	11,081	6,673	6,173	4,602	4,005	20,388
Off Balance Sheet:							
Facilities and Equipment Operating Leases	79,644	17,567	16,190	11,734	9,164	6,517	18,472
Garden City, New York Operating Lease	23,049	1,606	1,647	1,688	1,730	1,773	14,605
Purchase Obligations	209,499	195,684	13,043	772	—	—	—
Pension Contribution	6,000	6,000	—	—	—	—	—

Notes:

1 $119,721 par value of our long-term debt is due February 1, 2026; however, we may redeem for cash all or a portion of the notes at any time on or after February 6, 2013. Holders of the notes have the right to require us to purchase all or a portion of notes on February 1, 2013, 2016 and 2021. See Note 2 of Notes to Consolidated Financial Statements.

2 The term of our revolving credit agreement extends to April 12, 2016.

3 Interest associated with variable rate debt was determined using the interest rate in effect on May 31, 2011.

Purchase obligations arise in the ordinary course of business and represent a binding commitment to acquire inventory, including raw materials, parts and components, as well as equipment to support the operations of our business. We routinely issue letters of credit and performance bonds in the ordinary course of business. These instruments are typically issued in conjunction with insurance contracts or other business requirements. The total of these instruments outstanding at May 31, 2011 was $10,481.

Critical Accounting Policies and Significant Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. Management has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare the consolidated financial statements. The most significant estimates made by management include those related to the allowance for doubtful accounts, assumptions used in assessing goodwill impairment, adjustments to reduce the value of inventories and aviation equipment on or available for lease, revenue recognition, loss accruals for aviation equipment operating leases, program development costs and assumptions used in determining pension plan obligations. Accordingly, actual results could differ materially from those estimates. The following is a summary of the accounting policies considered critical by management.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is intended to reduce the value of customer accounts receivable to amounts expected to be collected. In determining the required allowance, we consider factors such as general and industry-specific economic conditions, customer credit history, and our customer's current and expected future financial performance.

Goodwill and Other Intangible Assets

Under accounting standards for goodwill and other intangible assets, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. The Company reviews and evaluates its goodwill and indefinite life intangible assets for potential impairment at a minimum annually, on May 31, or more frequently if circumstances indicate that impairment is possible. We use a two step process to evaluate goodwill for impairment. In the first step, we compare the fair value of each reporting unit with the carrying value of the reporting unit, including goodwill. We estimate the fair value of each reporting unit using a valuation technique based on a multiple of earnings or discounted cash flows. If the estimated fair value of the reporting unit is less than the carrying value of the reporting unit, we would be required to complete a second step to determine the amount of goodwill impairment. In the second step, we would determine an implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of the assets and liabilities other than goodwill. We then would compare the implied fair value of goodwill to the carrying amount and recognize the difference as an impairment charge.

The assumptions we used to estimate the fair value of our reporting units are based on historical performance as well as forecasts used in our current business plan.

The amount reported under the caption "Goodwill and other intangible assets, net" is comprised of goodwill and intangible assets associated with acquisitions we made, principally since the beginning of fiscal 1998.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the specific identification, average cost or first-in, first-out methods. Provisions are made for excess and obsolete inventories and inventories that have been impaired as a result of industry conditions. We have utilized certain assumptions when determining the market value of inventories, such as historical sales of inventory, current and expected future aviation usage trends, replacement values and expected future demand. Reductions in demand for certain of our inventories or declining market values, as well as differences between actual results and the assumptions utilized by us when determining the market value of our inventories, could result in the recognition of impairment charges in future periods (see Note 12 of Notes to Consolidated Financial Statements).

Revenue Recognition

Certain supply chain management programs that we provide to our customers contain multiple elements or deliverables, such as program and warehouse management, parts distribution and maintenance and repair services. We recognize revenue for each element or deliverable that can be identified as a separate unit of accounting at the time of delivery based upon the relative fair value of the products and services. In connection with these programs, we are required to make certain judgments and estimates concerning the overall profitability of the program and the relative fair value of each element of the arrangement. Differences may occur between the judgments and estimates made by management and actual program results.

Equipment on or Available for Lease

The cost of assets under lease is original purchase price plus overhaul costs. Depreciation is computed using the straight-line method over the estimated service life of the equipment, and maintenance costs are expensed as incurred.

We are required to test for impairment of long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable from its undiscounted cash flows. When applying accounting standards addressing impairment to equipment on or available for lease, we have utilized certain assumptions to estimate future undiscounted cash flows, including current and future lease rates, lease terms, residual values and market conditions and trends impacting future demand. Differences between actual results and the assumptions utilized by us when determining undiscounted cash flows could result in future impairments of aircraft and engines which are currently being leased or are available for lease. During the fourth quarter of fiscal 2011, we recorded a $5,355 pre-tax impairment charge to reduce the carrying value of an aircraft held for sale to its fair value (See Note 12 of Notes to Consolidated Financial Statements).

Program Development Costs

In June 2005, we announced that our Cargo Systems business was selected to provide cargo handling systems for the new Airbus A400M Military Transport Aircraft ("A400M"). Our portion of the revenue from this program is expected to exceed $300,000 through fiscal 2020, based on sales projections of the A400M. As of May 31, 2011, we have capitalized, net of reimbursements, $69,413 of costs associated with the engineering and development of the cargo system. Sales and related cost of sales will be recognized on the units of delivery method. In determining the recoverability of the capitalized program development costs, we have utilized certain judgments and estimates concerning expected revenues and the cost to manufacture the A400M cargo system. Differences between actual results and the assumptions utilized by us may result in us not fully recovering the value of the program development costs, which would unfavorably impact our financial condition and results of operations.

Pension Plans

The liabilities and net periodic cost of our pension plans are determined utilizing several actuarial assumptions, the most significant of which are the discount rate and the expected long-term rate of return on plan assets.

Our discount rate is determined based on a review of long-term, high quality corporate bonds as of May 31, 2011, and models that match projected benefit payments to coupons and maturities from the high quality bonds. The assumption for the expected long-term return on plan assets is developed through analysis of historical asset returns by investment category, our fund's actual return experience and current market conditions. Changes in the discount rate and differences between expected and actual return on plan assets may impact the amount of net periodic pension expense recognized in our consolidated statement of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Dollars in thousands)

Our exposure to market risk includes fluctuating interest rates under our credit agreements, changes in foreign exchange rates and credit losses on accounts receivable. See Part II, Item 8 for a discussion on accounts receivable exposure. During fiscal 2011, 2010 and 2009, we did not utilize derivative financial instruments to offset these risks.

At May 31, 2011, $289,519 was available under our unsecured Credit Agreement. Interest on amounts borrowed under this credit facility is LIBOR based. As of May 31, 2011, the outstanding balance under this agreement was $100,000. A hypothetical 10 percent increase to the average interest rate under the credit facilities applied to the average outstanding balance during fiscal 2011 would have reduced our pre-tax income by approximately $138 during fiscal 2011.

Revenues and expenses of our foreign operations are translated at average exchange rates during the year, and balance sheet accounts are translated at year-end exchange rates. Balance sheet translation adjustments are excluded from the results of operations and are recorded in stockholders' equity as a component of accumulated other comprehensive loss. A hypothetical 10 percent devaluation of foreign currencies against the U.S. dollar would not have had a material impact on our financial position or results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF AAR CORP.:

We have audited the accompanying consolidated balance sheets of AAR CORP. and subsidiaries (the Company) as of May 31, 2011 and 2010 and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended May 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AAR CORP. and subsidiaries as of May 31, 2011 and 2010 and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of May 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 13, 2011 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

/s/ KPMG LLP

Chicago, Illinois
July 13, 2011

AAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended May 31,		
	2011	2010	2009
	(In thousands except per share data)		
Sales:			
Sales from products	$1,229,320	$1,040,794	$1,125,561
Sales from services	546,462	275,622	254,968
	1,775,782	1,316,416	1,380,529
Costs and operating expenses:			
Cost of products	1,055,135	890,248	912,878
Cost of services	412,232	185,818	199,814
Cost of sales—impairment charges	5,355	—	31,133
Selling, general and administrative	173,599	146,693	138,588
	1,646,321	1,222,759	1,282,413
Gain on sale of product line	5,922	—	—
Earnings from joint ventures	3,344	112	8,496
Operating income	138,727	93,769	106,612
Gain on extinguishment of debt	97	893	14,701
Interest expense	(30,670)	(26,831)	(31,408)
Interest income	349	945	1,465
Loss on sale of investments	—	(1,150)	(1,393)
Income from continuing operations before provision for income taxes	108,503	67,626	89,977
Provision for income taxes	35,364	22,190	28,833
Income from continuing operations	73,139	45,436	61,144
Discontinued operations, net of tax:			
Operating loss	(3,313)	(2,234)	(2,969)
Loss on disposal	—	—	(1,403)
Loss from discontinued operations	(3,313)	(2,234)	(4,372)
Net income attributable to AAR and noncontrolling interest	69,826	43,202	56,772
Loss attributable to noncontrolling interest	—	1,426	—
Net income attributable to AAR	$ 69,826	$ 44,628	$ 56,772
Earnings per share—basic:			
Earnings from continuing operations	$ 1.85	$ 1.23	$ 1.61
Loss from discontinued operations	(0.09)	(0.06)	(0.12)
Earnings per share—basic	$ 1.76	$ 1.17	$ 1.49
Earnings per share—diluted:			
Earnings from continuing operations	$ 1.81	$ 1.21	$ 1.56
Loss from discontinued operations	(0.08)	(0.05)	(0.11)
Earnings per share—diluted	$ 1.73	$ 1.16	$ 1.45

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
ASSETS

	May 31, 2011	May 31, 2010
	(In thousands)	
Current assets:		
Cash and cash equivalents	$ 57,433	$ 79,370
Accounts receivable	287,435	238,466
Inventories	363,399	356,983
Rotable spares and equipment on or available for short-term lease	143,875	122,823
Deposits, prepaids and other	38,260	27,194
Deferred tax assets	23,583	21,495
Total current assets	913,985	846,331
Property, plant and equipment, at cost:		
Land	4,842	4,842
Buildings and improvements	95,201	89,547
Equipment, furniture and fixtures	459,432	319,396
	559,475	413,785
Accumulated depreciation	(235,098)	(194,139)
	324,377	219,646
Other assets:		
Goodwill and other intangible assets, net	181,097	190,710
Equipment on long-term lease	93,387	109,564
Investment in joint ventures	48,743	48,433
Other	142,138	85,497
	465,365	434,204
	$1,703,727	$1,500,181

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND EQUITY

	May 31, 2011	May 31, 2010
	(In thousands)	
Current liabilities:		
Short-term debt	$ 100,000	$ 45,009
Current maturities of long-term debt	11,323	53,292
Current maturities of non-recourse long-term debt	823	757
Current maturities of long-term capital lease obligations	1,929	1,775
Accounts and trade notes payable	185,096	114,906
Accrued liabilities	116,839	108,950
Total current liabilities	416,010	324,689
Long-term debt, less current maturities	313,981	317,594
Non-recourse debt	11,032	11,855
Capital lease obligations	4,789	6,742
Deferred tax liabilities	98,322	57,335
Other liabilities and deferred income	24,304	35,616
	452,428	429,142
Equity:		
Preferred stock, $1.00 par value, authorized 250 shares; none issued	—	—
Common stock, $1.00 par value, authorized 100,000 shares; issued 44,986 and 44,870 shares, respectively	44,986	44,870
Capital surplus	423,805	416,842
Retained earnings	486,130	419,287
Treasury stock, 5,205 and 5,386 shares at cost, respectively	(100,431)	(104,447)
Accumulated other comprehensive loss	(18,645)	(29,646)
Total AAR shareholders' equity	835,845	746,906
Noncontrolling interest	(556)	(556)
Total equity	835,289	746,350
	$1,703,727	$1,500,181

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE YEARS ENDED MAY 31, 2011

	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total AAR Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance, May 31, 2008	$43,932	$402,995	$317,887	$(100,935)	$(13,012)	$650,867	$ —	$650,867
Net income	—	—	56,772	—	—	56,772	—	56,772
Exercise of stock options and stock awards	67	1,365	—	(879)	—	553	—	553
Tax benefit related to share-based plans	—	171	—	—	—	171	—	171
Restricted stock activity	202	4,857	—	—	—	5,059	—	5,059
Bond hedge and warrant activity	—	(465)	—	(1,345)	—	(1,810)	—	(1,810)
Equity portion of bond repurchase	—	(3,894)	—	—	—	(3,894)	—	(3,894)
Foreign currency translation loss	—	—	—	—	(2,759)	(2,759)	—	(2,759)
Change in unrealized gains (losses) on investments, net of tax	—	—	—	—	(65)	(65)	—	(65)
Change in unrecognized pension and post retirement costs, net of tax	—	—	—	—	(8,160)	(8,160)	—	(8,160)
Balance, May 31, 2009	$44,201	$405,029	$374,659	$(103,159)	$(23,996)	$696,734	$ —	$696,734
Net income			44,628	—	—	44,628	(1,426)	43,202
Exercise of stock options and stock awards	217	4,753	—	(950)	—	4,020	—	4,020
Tax benefit related to share-based plans	—	817	—	—	—	817	—	817
Restricted stock activity	452	6,531	—	—	—	6,983	408	7,391
Bond hedge and warrant activity	—	86	—	(338)	—	(252)	—	(252)
Equity portion of bond repurchase	—	(374)	—	—	—	(374)	—	(374)
Foreign currency translation loss	—	—	—	—	(2,238)	(2,238)	—	(2,238)
Change in unrecognized pension and post retirement costs, net of tax	—	—	—	—	(3,412)	(3,412)	—	(3,412)
Contributions from noncontrolling interest	—	—	—	—	—	—	462	462
Balance, May 31, 2010	$44,870	$416,842	$419,287	$(104,447)	$(29,646)	$746,906	$ (556)	$746,350
Net income	—	—	69,826	—	—	69,826	—	69,826
Cash dividends	—	—	(2,983)	—	—	(2,983)	—	(2,983)
Exercise of stock options and stock awards	1	3,719	—	1,434	—	5,154	—	5,154
Tax benefit related to share-based plans	—	247	—	—	—	247	—	247
Restricted stock activity	115	2,783	—	5,258	—	8,156	—	8,156
Repurchase of shares	—	—	—	(2,539)	—	(2,539)	—	(2,539)
Bond hedge and warrant activity	—	(99)	—	(137)	—	(236)	—	(236)
Equity portion of bond repurchase	—	313	—	—	—	313	—	313
Foreign currency translation gain	—	—	—	—	3,290	3,290	—	3,290
Change in unrecognized pension and post retirement costs, net of tax	—	—	—	—	7,711	7,711	—	7,711
Balance, May 31, 2011	$44,986	$423,805	$486,130	$(100,431)	$(18,645)	$835,845	$ (556)	$835,289

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended May 31,		
	2011	2010	2009
	(In thousands)		
Cash flows provided from operating activities:			
Net income attributable to AAR and noncontrolling interest	$ 69,826	$ 43,202	$ 56,772
Adjustments to reconcile net income attributable to AAR and noncontrolling interest to net cash provided from operating activities:			
Depreciation and amortization	59,296	38,930	40,094
Amortization of stock-based compensation	12,308	9,335	6,216
Amortization of debt discount	12,309	11,589	13,502
Deferred tax provision	40,644	(2,659)	5,533
Tax benefits from exercise of stock options	(247)	(817)	(171)
Impairment charges	5,355	—	31,133
Gain on extinguishment of debt	(97)	(893)	(14,701)
Loss on sale of investment	—	1,150	1,393
Gain on sale of product line	(5,922)	—	—
Earnings from joint ventures	(3,344)	(112)	(8,496)
Loss on disposal of business, net of tax	—	—	1,403
Changes in certain assets and liabilities, net of acquisitions:			
Accounts and notes receivable	(45,026)	33,926	(26,388)
Inventories	(13,017)	19,015	(45,414)
Rotable spares and equipment on or available for short-term lease	(21,598)	19,157	4,270
Equipment on long-term lease	3,310	3,944	(1,265)
Accounts and trade notes payable	48,701	(1,474)	2,651
Accrued and other liabilities	8,230	(376)	(7,423)
Other, primarily deposits and program costs	(62,130)	(20,761)	5,342
Net cash provided from operating activities	108,598	153,156	64,451
Cash flows provided from (used in) investing activities:			
Property, plant and equipment expenditures	(124,879)	(28,855)	(27,535)
Proceeds from disposal of assets	24	109	67
Proceeds from sale of product line	10,000	—	767
Proceeds from disposal of business	—	650	100
Proceeds from sale of available for sale securities	—	1,160	1,551
Company acquired, net of cash	—	(193,989)	—
Proceeds from aircraft joint ventures	8,306	44	4,230
Investment in aircraft joint ventures	(9,893)	(4,239)	(828)
Proceeds from leveraged leases	—	5,220	(319)
Other	(2,293)	(2,440)	(2,260)
Net cash used in investing activities	(118,735)	(222,340)	(24,227)
Cash flows provided from (used in) financing activities:			
Change in short-term borrowings, net	54,991	60,004	49,090
Reduction in borrowings, net	(61,532)	(25,221)	(78,400)
Reduction in capital lease obligations	(1,796)	(1,815)	(1,635)
Reduction in equity due to convertible bond repurchase	(236)	(374)	(5,992)
Cash dividends	(2,983)	—	—
Purchase of treasury stock	(2,539)	—	—
Stock option exercises	2,021	2,297	599
Tax benefits from exercise of stock options	247	817	171
Contributions from noncontrolling interest	—	462	—
Net cash provided from (used in) financing activities	(11,827)	36,170	(36,167)
Effect of exchange rate changes on cash	27	(121)	(943)
Increase (decrease) in cash and cash equivalents	(21,937)	(33,135)	3,114
Cash and cash equivalents, beginning of year	79,370	112,505	109,391
Cash and cash equivalents, end of year	$ 57,433	$ 79,370	$112,505

The accompanying notes to consolidated financial statements are an integral part of these statements.

AAR CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Description of Business

AAR CORP. is a diversified provider of products and services to the worldwide aviation and government and defense markets. Products and services include: aviation supply chain and parts support programs; maintenance, repair and overhaul of aircraft and landing gear; design and manufacture of specialized mobility and cargo systems and composite and other high-end precision machined structures; expeditionary airlift services; aircraft modifications and aircraft sales and leasing. We serve commercial, defense and governmental aircraft fleet operators, original equipment manufacturers, and independent service providers around the world, and various other domestic and foreign military customers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries after elimination of intercompany accounts and transactions. The equity method of accounting is used for investments in other companies in which we have significant influence; generally this represents common stock ownership of at least 20% and not more than 50% (see Note 8 for a discussion of aircraft joint ventures).

Revenue Recognition

Sales and related cost of sales for product sales are recognized upon shipment of the product to the customer. Our standard terms and conditions provide that title passes to the customer when the product is shipped to the customer. Sales of certain defense products are recognized upon customer acceptance, which includes transfer of title. Under the majority of our expeditionary airlift services contracts, we are paid and record as revenue a fixed daily amount per aircraft for each day an aircraft is available to perform airlift services. In addition, we are paid and record as revenue an amount which is based on number of hours flown. Sales from services and the related cost of services are generally recognized when customer-owned material is shipped back to the customer. We have adopted this accounting policy because at the time the customer-owned material is shipped back to the customer, all services related to that material are complete as our service agreements generally do not require us to provide services at customer sites. Furthermore, serviced units are typically shipped to the customer immediately upon completion of the related services. Sales and related cost of sales for certain long-term manufacturing contracts and certain large airframe maintenance contracts are recognized by the percentage of completion method, either based on the relationship of costs incurred to date to estimated total costs or the units of delivery method. Lease revenues are recognized as earned. Income from monthly or quarterly rental payments is recorded in the pertinent period according to the lease agreement. However, for leases that provide variable rents, we recognize lease income on a straight-line basis. In addition to a monthly lease rate, some engine leases require an additional rental amount based on the number of hours the engine is used in a particular month. Lease income associated with these contingent rentals is recorded in the period in which actual usage is reported to us by the lessee, which is normally the month following the actual usage.

Certain supply chain management programs we provide our customers contain multiple elements or deliverables, such as program and warehouse management, parts distribution and maintenance and repair services. We recognize revenue for each element or deliverable that can be identified as a separate unit of accounting at the time of delivery based upon the relative fair value of the products and services.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets

Under accounting standards for goodwill and other intangible assets, goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to impairment tests at least annually, or more frequently if indicators of impairment are present. We perform our annual tests of impairment as of May 31.

The amount reported under the caption "Goodwill and other intangible assets, net" is comprised of goodwill and intangible assets associated with acquisitions we made, principally since the beginning of fiscal 1998. Each of the acquisitions involved a single business that now comprises or is included in a single operating segment.

Goodwill by reportable segment is as follows:

	May 31,	
	2011	2010
Aviation Supply Chain	$ 20,040	$ 20,040
Government and Defense Services	38,304	38,304
Maintenance, Repair and Overhaul	28,108	28,108
Structures and Systems	47,549	47,549
	$134,001	$134,001

May 31, 2010 goodwill was increased by $22,457 to reflect final purchase price allocation related to the Airlift acquisition.

At May 31, 2011 and 2010, intangible assets, other than goodwill, are comprised of the following:

	May 31,	
	2011	2010
Customer relationships	$ 39,449	$ 39,449
Lease agreements	21,500	21,500
FAA certificates	5,000	5,000
Covenants not to compete	1,570	1,570
Trademarks	600	600
Other	300	300
	68,419	68,419
Accumulated amortization	(21,323)	(11,710)
	$ 47,096	$ 56,709

Customer relationships are being amortized over one- to twenty-year periods, the lease agreements are being amortized over an eighteen-year period, the FAA certificates are being amortized over a twenty-year period, the covenants not to compete are being amortized over a three-year period and trademarks and other are being amortized over a one-year period. Amortization expense recorded during fiscal 2011, 2010 and 2009 was $9,613, $4,567 and $4,852, respectively. The estimated aggregate amount of amortization expense for intangible assets in each of the next five fiscal years is $7,861 in 2012, $6,740 in 2013, $2,826 in 2014, $2,777 in 2015 and $2,616 in 2016.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

At May 31, 2011 and 2010, cash equivalents of approximately $0 and $15,000, respectively, consist of investments in commercial paper and certificates of deposit that mature within 90 days. The carrying amount of cash equivalents approximates fair value at May 31, 2010.

Marketable Securities

Occasionally we will invest in equity securities and classify these equity securities as available for sale in the Consolidated Balance Sheet. As of May 31, 2011 and 2010, we had no amounts invested in available for sale securities.

During fiscal 2010 and 2009, we sold investments in securities that were classified as available for sale. The loss on sale of these investments was $1,150 and $1,393 in fiscal 2010 and 2009, respectively.

Foreign Currency

Our foreign subsidiaries utilize the local currency as their functional currency. All balance sheet accounts of foreign subsidiaries transacting business in currencies other than the U.S. dollar are translated at year-end exchange rates. Revenues and expenses are translated at average exchange rates during the year. Translation adjustments are excluded from the results of operations and are recorded in stockholders' equity as a component of accumulated other comprehensive loss.

Financial Instruments and Concentrations of Market or Credit Risk

Financial instruments that potentially subject us to concentrations of market or credit risk consist principally of trade receivables. While our trade receivables are diverse and represent a number of entities and geographic regions, the majority are with the U.S. Department of Defense and its contractors and entities in the aviation industry. Accounts receivable due from the U.S. Department of Defense were $70,652 and $37,379 at May 31, 2011 and 2010, respectively. We perform regular evaluations of customer payment experience, current financial condition and risk analysis. We may require collateral in the form of security interests in assets, letters of credit, and/or obligation guarantees from financial institutions for transactions executed on other than normal trade terms.

The carrying amounts of cash and cash equivalents, accounts receivable, short-term borrowings and accounts and trade notes payable approximate fair value because of the short-term maturity of these instruments. The carrying value of long-term debt bearing a variable interest rate approximates fair value.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Inventories

Inventories are valued at the lower of cost or market (estimated net realizable value). Cost is determined by the specific identification, average cost or first-in, first-out methods. From time-to-time, we purchase aircraft and engines for disassembly to individual parts and components. Costs are assigned to

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

these individual parts and components utilizing list prices from original equipment manufacturers and recent sales history.

The following is a summary of inventories:

	May 31, 2011	May 31, 2010
Raw materials and parts	$ 61,314	$ 62,737
Work-in-process	51,725	51,523
Purchased aircraft, parts, engines and components held for sale	250,360	242,723
	$363,399	$356,983

Equipment under Leases

Lease revenue is recognized as earned. The cost of the asset under lease is original purchase price plus overhaul costs. Depreciation for aircraft is computed using the straight-line method over the estimated service life of the equipment. The balance sheet classification of equipment under lease is generally based on lease term, with fixed-term leases less than twelve months generally classified as short-term and all others generally classified as long-term.

Equipment on short-term lease includes aircraft engines and parts on or available for lease to satisfy customers' immediate short-term requirements. The leases are renewable with fixed terms, which generally vary from one to twelve months. Equipment on long-term lease consists of aircraft and engines on lease with commercial airlines generally for more than twelve months.

We are required to test for impairment of long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable from its undiscounted cash flows. When applying accounting standards addressing impairment to our aircraft and engine portfolio, we utilize certain assumptions to estimate future undiscounted cash flows, including current and future lease rates, lease terms, residual values and market conditions and trends impacting future demand (see Note 12—Impairment Charges). Unfavorable differences between actual and expected results could result in future impairments in our aircraft and engine lease portfolio.

Future rent due to us under non-cancelable leases during each of the next five fiscal years is $18,919 in 2012, $17,319 in 2013, $17,330 in 2014, $17,146 in 2015 and $10,033 in 2016.

Property, Plant and Equipment

Depreciation is computed on the straight-line method over useful lives of 10-40 years for buildings and improvements and 3-10 years for equipment, furniture and fixtures and capitalized software. Aircraft and major components in service to support our Airlift business are depreciated over their estimated useful lives which is generally 7-20 years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the applicable lease.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Repair and maintenance expenditures are expensed as incurred. Upon sale or disposal, cost and accumulated depreciation are removed from the accounts, and related gains and losses are included in results of operations.

Comprehensive Income

A summary of the components of comprehensive income is as follows:

	For the Year Ended May 31,		
	2011	2010	2009
Net income attributable to AAR and noncontrolling interest	$69,826	$43,202	$56,772
Other comprehensive income—			
Cumulative translation adjustments	3,290	(2,238)	(2,759)
Unrealized loss on investment, net of tax	—	—	(65)
Unrecognized pension and post retirement costs, net of tax	7,711	(3,412)	(8,160)
Total comprehensive income	$80,827	$37,552	$45,788

Supplemental Information on Cash Flows

Supplemental information on cash flows follows:

	For the Year Ended May 31,		
	2011	2010	2009
Interest paid	$17,167	$13,629	$17,014
Income taxes paid	9,812	30,149	29,106
Income tax refunds and interest received	4,541	709	432

During fiscal 2011, treasury stock decreased $4,016 reflecting the re-issuance of shares upon exercise of stock options, net of shares withheld to satisfy statutory tax obligations and restricted stock award grants of $6,692, partially offset by the purchase of treasury shares of $2,539 and the impact of net share settlements of $137 of bond hedge and warrants associated with convertible bond repurchases during fiscal 2011. During fiscal 2010, treasury stock increased $1,288 reflecting the impact of net share settlements of $338 of bond hedge and warrants associated with convertible bond repurchases during fiscal 2010, and the impact from shares withheld to satisfy statutory tax obligations associated with the exercise of stock options of $950. During fiscal 2009, treasury stock increased $2,224 reflecting the impact of net share settlements of $1,345 of bond hedge and warrants associated with convertible bond repurchases during fiscal 2009, and the impact from shares withheld to satisfy statutory tax obligations associated with the exercise of stock options of $879.

Use of Estimates

We have made estimates and utilized certain assumptions relating to the reporting of assets and liabilities and the disclosures of contingent liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Reclassification

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

New Accounting Standards

In December 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-28, *Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts* ("ASU 2010-28"). ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. We are required to adopt ASU 2010-28 on June 1, 2011 and do not expect it to have an impact on the Company's consolidated financial statements.

2. Financing Arrangements

Revolving Credit Facilities

Our revolving credit agreement (the "Credit Agreement") with various financial institutions, as lenders, and Bank of America, N.A., as administrative agent for the lenders, provides us with unsecured revolving borrowing capacity of up to $400,000. Under certain circumstances, we may request an increase to the revolving commitment by an aggregate amount of up to $50,000, not to exceed $450,000 in total. The term of our Credit Agreement extends to April 12, 2016. Borrowings under the Credit Agreement bear interest at the offered Eurodollar Rate (defined as the British Bankers Association LIBOR Rate) plus 125 to 225 basis points based on certain financial measurements if a Eurodollar Rate loan, or at the offered fluctuating Base Rate plus 25 to 125 basis points based on certain financial measurements if a Base Rate loan. Borrowings outstanding under this facility at May 31, 2011 were $100,000, and there were $10,481 of outstanding letters of credit which reduced the availability of this facility to $289,519 at May 31, 2011. In addition to our Credit Agreement, we also have $3,676 available under a foreign line of credit.

The Credit Agreement in part requires the Company to comply with certain financial covenants, including a fixed charge coverage ratio, a leverage ratio, and a minimum tangible net worth. The Credit Agreement contains certain affirmative and negative covenants, including those relating to financial reporting and notification, payment of indebtedness, taxes and other obligations, compliance with applicable laws, and limitations on additional liens, indebtedness, acquisitions, investments and disposition of assets. The Credit Agreement also requires significant domestic subsidiaries of the Company to provide a guarantee of payment under the Credit Agreement.

Short-term borrowing activity under the Credit Agreement and its predecessor facility during fiscal 2011, 2010 and 2009 was as follows:

	For the Year Ended May 31,		
	2011	2010	2009
Maximum amount borrowed	$135,000	$150,000	$75,000
Average daily borrowings	70,603	40,795	45,397
Average interest rate during the year	1.95%	1.72%	2.38%

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

In connection with the acquisition of Airlift described in Note 7, we entered into a loan agreement with The Huntington National Bank (the "Huntington Loan Agreement"). The agreement creates a $65,000 secured revolving credit facility, subject to borrowing limitations. Borrowings under the Huntington Loan Agreement are secured by aircraft and related engines and components owned by the Company and the agreements under which such aircraft are leased to third-parties. The Huntington Loan Agreement expires on April 23, 2015. Borrowings under the Huntington Loan Agreement bear interest at LIBOR plus 325 basis points. As of May 31, 2011, $54,940 was outstanding under this agreement.

A summary of our recourse and non-recourse long-term debt is as follows:

	May 31, 2011	May 31, 2010
Recourse debt		
Notes payable due May 15, 2011 with interest at 8.39% payable semi-annually on June 1 and December 1	$ —	$ 42,000
Note payable due July 19, 2012 with interest at 7.22%, payable monthly	2,217	4,116
Note payable due May 1, 2015 with interest at 3.44%, payable monthly	54,940	64,225
Mortgage loan (secured by Wood Dale, Illinois facility) due August 1, 2015 with interest at 5.01%	11,000	11,000
Convertible notes payable due March 1, 2014 with interest at 1.625% payable semi-annually on March 1 and September 1	73,418	69,957
Convertible notes payable due March 1, 2016 with interest at 2.25% payable semi-annually on March 1 and September 1	51,309	53,652
Convertible notes payable due February 1, 2026 with interest at 1.75% payable semi-annually on February 1 and August 1	107,420	100,828
Industrial revenue bond (secured by trust indenture on property, plant and equipment) due August 1, 2018 with floating interest rate, payable monthly	25,000	25,108
Total recourse debt	325,304	370,886
Current maturities of recourse debt	(11,323)	(53,292)
Long-term recourse debt	$313,981	$317,594
Non-recourse debt		
Non-recourse note payable due July 19, 2012 with interest at 7.22%	$ 8,201	$ 8,201
Non-recourse note payable due April 3, 2015 with interest at 8.38%	3,654	4,411
Total non-recourse debt	11,855	12,612
Current maturities of non-recourse debt	(823)	(757)
Long-term non-recourse debt	$ 11,032	$ 11,855

Recourse debt

During February 2008, we completed the sale of $250,000 par value of convertible notes, consisting of $137,500 aggregate principal amount of 1.625% convertible senior notes due 2014 and $112,500 aggregate principal amount of 2.25% convertible senior notes due 2016 (together, the "Notes") in a private offering

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Interest under the Notes is payable semiannually on March 1 and September 1.

Holders may convert their Notes based on a conversion rate of 28.1116 shares of our common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of $35.57 per share, only under the following circumstances: (i) during any calendar quarter beginning after March 31, 2008 (and only during such calendar quarter) if, as of the last day of the preceding calendar quarter, the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 130% of the applicable conversion price per share of common stock on the last day of such preceding calendar quarter; (ii) during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes of the applicable series for each day of that period was less than 98% of the product of the closing price of our common stock and the then applicable conversion rate; (iii) if a designated event or similar change of control transaction occurs; (iv) upon specified corporate transactions; or (v) beginning on February 1, 2014, in the case of the 2014 notes, or February 1, 2016, in the case of the 2016 notes, and ending at the close of business on the business day immediately preceding the applicable maturity date.

Upon conversion, a holder of the Notes will receive for each $1,000 principal amount, in lieu of common stock, an amount in cash equal to the lesser of (i) $1,000 and (ii) the conversion value of a number of shares of our common stock equal to the conversion rate. If the conversion value exceeds the principal amount, we will also deliver at our election, cash or common stock or a combination thereof having a value equal to such excess amount.

The Notes are senior, unsecured obligations and rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. Costs associated with the issuance and sale of the Notes of approximately $4,366 are being amortized using the effective interest method over a six- and eight-year period.

In connection with the issuance of the Notes, we entered into convertible note hedge transactions ("Note Hedges") with respect to our common stock with Merrill Lynch Financial Markets, Inc. ("Hedge Provider"). The Note Hedges are exercisable solely in connection with any conversion of the Notes and provide for us to receive shares of our common stock from the Hedge Provider equal to the number of shares issuable to the holders of the Notes upon conversion. We paid $69,676 for the Note Hedges.

In addition, we entered into separate warrant transactions with Merrill Lynch Financial Markets, Inc. whereby we issued warrants to purchase 7,028,000 shares of our common stock at an exercise price of $48.83 per share. We received $40,114 from the sale of these warrants. The Note Hedges and warrant transactions are intended to reduce potential dilution to our common stock upon future conversion of the Notes and generally have the effect of increasing the conversion price of the Notes to approximately $48.83 per share.

Net proceeds from the Notes transaction after paying expenses were approximately $214,410 and were used to repay the balance outstanding under our unsecured revolving credit facility, to pay for the net cost of the Note Hedges and warrant transactions and for general corporate purposes.

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

On February 1, 2006, we completed the sale of $150,000 par value principal amount of convertible senior notes. The notes are due on February 1, 2026 unless earlier redeemed, repurchased or converted, and bear interest at 1.75% payable semiannually on February 1 and August 1.

A holder may convert the notes into shares of common stock based on a conversion rate of 33.9789 shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $29.43 per share, under the following circumstances: (i) during any calendar quarter beginning after March 31, 2006 (and only during such calendar quarter), if, as of the last day of the preceding calendar quarter, the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 120% of the applicable conversion price per share of common stock on the last day of such preceding calendar quarter; (ii) during the five business day period after any five consecutive trading day period in which the "trading price" per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing price of our common stock and the then applicable conversion rate; (iii) upon a redemption notice; (iv) if a designated event or similar change of control transaction occurs; (v) upon specified corporate transactions; or (vi) during the ten trading day period ending at the close of business on the business day immediately preceding the stated maturity date on the notes. Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of common stock, at our option, in an amount per note equal to the applicable conversion rate multiplied by the applicable stock price.

We may redeem for cash all or a portion of the notes at any time on or after February 6, 2013 at specified redemption prices. Holders of the notes have the right to require us to purchase for cash all or any portion of the notes on February 1, 2013, 2016 and 2021 at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the purchase date. The notes are senior, unsecured obligations and rank equal in right of payment with all other unsecured and unsubordinated indebtedness.

The mortgage loan due August 1, 2015 is secured by our Wood Dale, Illinois facility. At May 31, 2011, the net book value of our Wood Dale, Illinois facility is $13,601.

During fiscal 2011, we retired $6,000 par value of our 2.25% convertible notes due March 1, 2016. The notes were retired for $4,667 cash, and the gain of $97, after consideration of unamortized discount and debt issuance costs, is recorded in gain on extinguishment of debt on the Consolidated Statements of Income.

During fiscal 2010, we retired $13,110 par value of our 1.625% convertible notes due March 1, 2014 and $2,000 par value of our 2.25% convertible notes due March 1, 2016. Collectively, the convertible notes were retired for $11,543 cash, and the gain of $893, after consideration of unamortized debt issuance costs, is recorded in gain on extinguishment of debt on the Consolidated Statements of Income.

During fiscal 2009, we retired $30,279 par value of our 1.75% convertible notes due February 1, 2026, $40,156 par value of our 1.625% convertible notes due March 1, 2014 and $40,075 par value of our 2.25% convertible notes due March 1, 2016. Collectively, the convertible notes were retired for $72,916 cash, and the gain after consideration of unamortized debt issuance costs of $14,701 is recorded in gain on extinguishment of debt on the Consolidated Statements of Income.

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

We are subject to a number of covenants under our financing arrangements, including restrictions which relate to the payment of cash dividends, maintenance of minimum net working capital and tangible net worth levels, fixed charge coverage ratio, sales of assets, additional financing, purchase of our shares and other matters. We are in compliance with all financial covenants under our financing arrangements. The aggregate par value of long-term recourse debt maturing during each of the next five fiscal years is $11,323 in 2012, $9,465 in 2013, $93,520 in 2014, $27,083 in 2015 and $75,425 in 2016. At May 31, 2011, the face value of our long-term recourse debt was $361,537 and the estimated fair value was approximately $372,000. The fair value was estimated using available market information.

On June 1, 2009, we adopted a new accounting standard that clarifies the accounting for convertible debt instruments that may be settled wholly or partly in cash when converted, and requires convertible debt to be accounted for as two components: (i) a debt component which is recorded upon issuance at the estimated fair value of a similar straight-debt instrument without the debt-for-equity conversion feature; and (ii) an equity component that is included in capital surplus and represents the estimated fair value of the conversion feature at issuance. The bifurcation of the debt and equity components results in a discounted carrying value of the debt component compared to the principal amount. The discount is accreted to the carrying value of the debt component through interest expense over the expected life of the debt using the effective interest method.

As required by the transition provisions of this new accounting standard, we have adjusted the consolidated financial statements for the year ended May 31, 2009 to reflect retroactive application of its provisions. The information contained in the consolidated financial statements and notes thereto reflect the adjustments as a result of the adoption of the new accounting standard.

As of May 31, 2011 and 2010, the long-term debt and equity component (recorded in capital surplus, net of income tax benefit) consisted of the following:

	May 31,	
	2011	2010
Long-term debt:		
Principal amount	$268,380	$274,380
Unamortized discount	(36,233)	(49,943)
Net carrying amount	$232,147	$224,437
Equity component, net of tax	$ 74,966	$ 74,653

The discount on the liability component of long-term debt is being amortized using the effective interest method based on an effective rate of 8.48% for our 1.75% convertible notes; 6.82% for our 1.625% convertible notes and 7.41% for our 2.25% convertible notes. For our 1.75% convertible notes, the discount is being amortized through February 1, 2013, which is the first put date for those notes. For our 1.625% and 2.25% convertible notes, the discount is being amortized through their respective maturity dates of March 1, 2014 and March 1, 2016.

As of May 31, 2011 and 2010, for each of our convertible note issuances, the "if converted" value does not exceed its principal amount.

(Dollars in thousands, except per share amounts)

2. Financing Arrangements (Continued)

The interest expense associated with the convertible notes was as follows:

	For the Year Ended May 31,		
	2011	2010	2009
Coupon interest	$ 4,932	$ 5,102	$ 6,517
Amortization of deferred financing fees	754	775	966
Amortization of discount	12,309	11,589	13,502
Interest expense related to convertible notes	$17,995	$17,466	$20,985

The following table sets forth the effect of the retrospective application of the new accounting standard on fiscal 2009.

Consolidated Statement of Income:

	Twelve Months Ended May 31, 2009		
	Previously Reported	Impact from New Standard	As Adjusted
Gain (loss) on extinguishment of debt	$35,316	$(20,615)	$14,701
Interest expense	18,363	13,045	31,408
Provision for income taxes	40,614	(11,781)	28,833
Income from continuing operations	83,023	(21,879)	61,144
Net income attributable to AAR	78,651	(21,879)	56,772
Earnings per share—basic:			
Earnings from continuing operations	$ 2.19	$ (0.58)	$ 1.61
Loss from discontinued operations	(0.12)	—	(0.12)
	$ 2.07	$ (0.58)	$ 1.49
Earnings per share—diluted:			
Earnings from continuing operations	$ 1.98	$ (0.42)	$ 1.56
Loss from discontinued operations	(0.11)	—	(0.11)
	$ 1.87	$ (0.42)	$ 1.45

Non-recourse debt

On May 31, 2011, our total non-recourse debt balance is $11,855 and is secured by two aircraft with a net book value of $26,963. The aggregate amount of long-term non-recourse debt maturing during the next four fiscal years is $823 in 2012, $9,095 in 2013, $972 in 2014 and $965 in 2015.

3. Stock-Based Compensation

We provide stock-based awards under the AAR CORP. Stock Benefit Plan ("Stock Benefit Plan") which has been approved by our stockholders. Under this plan, we are authorized to grant stock options to employees and non-employee directors that allow the grant recipients to purchase shares of common stock

(Dollars in thousands, except per share amounts)

3. Stock-Based Compensation (Continued)

at a price not less than the fair market value of the common stock on the date of grant. Generally, stock options awarded expire ten years from the date of grant and become exercisable in three, four or five equal annual increments commencing one year after the date of grant. We issue common stock upon the exercise of stock options. In addition to stock options, the Stock Benefit Plan also provides for the grant of restricted stock awards and performance-based restricted stock awards. The number of performance-based shares earned is based on achievement of certain company-wide financial goals or stock price targets. The Stock Benefit Plan also provides for the grant of stock appreciation units and restricted stock unit awards; however, to date, no stock appreciation units or restricted stock units have been granted.

Restricted stock grants are designed, among other things, to align employee interests with the interests of stockholders and to encourage the recipient to build a career with the Company. Restricted stock typically vests over periods of three to ten years from date of grant. Restricted stock grants may be performance-based with vesting to occur over periods of one to ten years. All restricted stock that has been granted and earned according to performance criteria carries full dividend and voting rights, regardless of whether it has vested.

Typically, stock options and restricted stock are subject to forfeiture prior to vesting if the employee terminates employment for any reason other than death, retirement or disability, or if we terminate employment for cause. A total of 7,933,000 shares have been granted under the Stock Benefit Plan since its inception, and as of May 31, 2011, a total of 3,766,606 shares were available for future grant under the Stock Benefit Plan.

Stock Options

During fiscal 2011, 2010 and 2009, we granted stock options representing 720,970 shares, 694,500 shares and 184,750 shares, respectively.

The weighted average fair value of stock options granted during fiscal 2011, 2010 and 2009 was $8.06, $7.45 and $8.27, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Stock Options Granted In Fiscal Year		
	2011	2010	2009
Risk-free interest rate	1.8%	2.3%	3.3%
Expected volatility of common stock	47.0%	49.1%	38.9%
Dividend yield	0.0%	0.0%	0.0%
Expected option term in years	5.8	6.0	6.0

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on historical volatility of our common stock and the expected option term represents the period of time that the stock options granted are expected to be outstanding based on historical exercise trends. The dividend yield represents our anticipated cash dividends at the grant date over the expected option term.

3. Stock-Based Compensation (Continued)

A summary of stock option activity for the three years ended May 31, 2011 follows (shares in thousands):

	2011		2010		2009	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,543	$19.28	1,225	$21.18	1,425	$21.53
Granted	721	$17.54	695	$15.21	185	$19.26
Exercised	(128)	$15.85	(217)	$12.47	(68)	$ 9.66
Cancelled	(142)	$21.79	(160)	$22.60	(317)	$22.11
Outstanding at end of year	1,994	$18.56	1,543	$19.28	1,225	$21.18
Options exercisable at end of year	935	$19.40	663	$20.92	945	$19.89

The total fair value of stock options that vested during fiscal 2011, 2010 and 2009 was $4,006, $690 and $434, respectively. The total intrinsic value of stock options exercised during fiscal 2011, 2010 and 2009 was $1,344, $2,353 and $493, respectively. The aggregate intrinsic value of options outstanding as of May 31, 2011 was $18,126. The tax benefit realized from stock options exercised during fiscal 2011, 2010 and 2009 was $247, $817 and $171, respectively. Expense charged to operations for stock options during fiscal 2011, 2010 and 2009 was $4,152, $2,265 and $781, respectively, recorded in selling, general and administrative expenses. As of May 31, 2011, we had $6,731 of unrecognized compensation expense related to stock options that will be amortized over an average period of 1.7 years.

The following table provides additional information regarding stock options outstanding as of May 31, 2011 (shares in thousands):

	Options Outstanding			Options Exercisable	
Option Exercise Price Range	Number Outstanding as of 5/31/11	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable as of 5/31/11	Weighted-Average Exercise Price
$ 3.20—$13.00	70	2.1	$ 7.73	70	$ 7.73
$13.01—$18.50	1,494	7.6	$16.32	594	$16.36
$18.51—$24.50	321	6.1	$21.59	202	$22.31
$24.51—$34.50	109	5.3	$30.56	69	$30.22
	1,994	6.4	$18.56	935	$19.40

Restricted Stock

We provide executives and other key employees an opportunity to be awarded performance-based restricted stock. The award is contingent upon the achievement of certain performance objectives, including net income, return on capital, and leverage ratios, or the Company's stock price achieving a certain level over a period of time. After the shares are granted, the restrictions are released over a three- to seven-year period. During fiscal 2011, 2010 and 2009, we granted 269,146, 423,000 and 213,000 restricted shares, respectively, under this program.

3. Stock-Based Compensation (Continued)

In addition to the performance-based restricted stock awards, we also granted a total of 135,027 restricted shares to members of the Board of Directors and certain executive officers during fiscal 2011. These shares vest over a three- to five-year period.

The fair value of restricted shares is the market value of our common stock on the date of grant. Expense related to all restricted share programs during fiscal 2011, 2010 and 2009 was $8,701, $7,070 and $5,435, respectively, recorded in selling, general and administrative expenses.

Restricted share activity during the fiscal year ended May 31, 2011 is as follows (shares in thousands):

	Number of Shares	Weighted Average Fair Value on Grant Date
Nonvested at May 31, 2010	1,205	$23.93
Granted	404	$17.40
Vested	(217)	$17.75
Forfeited	(18)	$18.99
Nonvested at May 31, 2011	1,374	$23.06

As of May 31, 2011, we had $12,109 of unearned compensation related to restricted shares that will be amortized to expense over a weighted average period of 2.0 years.

Shareholders' Rights Plan

Pursuant to a shareholder rights plan adopted in 2007, each outstanding share of our common stock carries with it a Right to purchase one share at a price of $140 per share. The Rights become exercisable (and separate from the shares) when certain specified events occur, including the acquisition of 15% or more of the common stock by a person or group (an "Acquiring Person") or the commencement of a tender or exchange offer for 15% or more of the common stock.

In the event that an Acquiring Person acquires 15% or more of the common stock, or if we are the surviving corporation in a merger involving an Acquiring Person or if the Acquiring Person engages in certain types of self-dealing transactions, each Right entitles the holder to purchase for $140 per share (or the then-current exercise price), shares of our common stock having a market value of $280 (or two times the exercise price), subject to certain exceptions. Similarly, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power is sold, each Right entitles the holder to purchase at the then-current exercise price that number of shares of common stock of the surviving corporation having a market value of two times the exercise price. The Rights do not entitle the holder thereof to vote or to receive dividends. The Rights will expire on August 6, 2017, and may be redeemed by us for $.01 per Right under certain circumstances.

Stock Repurchase Authorization

On June 20, 2006 our Board of Directors authorized us to purchase up to 1,500,000 shares of our common stock on the market. During fiscal 2011, we purchased 150,000 shares of our common stock on the open market at an average price of $16.92, leaving 1,028,300 shares still available for purchase.

(Dollars in thousands, except per share amounts)

4. Income Taxes

Substantially all of our pre-tax income was from domestic activities. The provision for income taxes on continuing operations includes the following components:

	For the Year Ended May 31,		
	2011	2010	2009
Current:			
Federal	$(6,780)	$23,049	$21,400
State	1,500	1,800	1,900
	(5,280)	24,849	23,300
Deferred	40,644	(2,659)	5,533
	$35,364	$22,190	$28,833

The deferred tax provision results primarily from differences between financial reporting and taxable income arising from inventory and depreciation.

Income tax receivable at May 31, 2011 and 2010 was $9,054 and $1,893, respectively, and is included in deposits, prepaids and other on the consolidated balance sheet.

The provision for income taxes on continuing operations differs from the amount computed by applying the U.S. federal statutory income tax rate of 35% for fiscal 2011, 2010 and 2009 to income before taxes, for the following reasons:

	For the Year Ended May 31,		
	2011	2010	2009
Provision for income taxes at the federal statutory rate	$37,976	$23,669	$31,492
Tax benefits on domestic production activities	—	(1,673)	(1,487)
State income taxes, net of federal benefit and refunds	910	1,056	1,248
Research and development credit	(350)	(418)	(2,702)
Leveraged lease	—	(1,517)	—
Noncontrolling interest	—	499	—
Settlement of tax examinations	(3,531)	—	—
Other	359	574	282
Provision for income taxes on continuing operations	$35,364	$22,190	$28,833

(Dollars in thousands, except per share amounts)

4. Income Taxes (Continued)

Deferred tax liabilities and assets result primarily from the differences in the timing of the recognition of transactions for financial reporting and income tax purposes and consist of the following components:

	May 31,	
	2011	2010
Deferred tax assets-current attributable to:		
Inventory costs	$ 17,145	$ 16,916
Employee benefits	5,793	3,416
Allowance for doubtful accounts	2,109	1,834
AMT, NOL and FTC carrybacks	8,400	—
Advanced billings and other	(9,864)	(671)
Total deferred tax assets-current	$ 23,583	$ 21,495
Deferred tax assets-noncurrent attributable to:		
Postretirement benefits	$ 12,847	$ 16,999
Bond hedge	6,733	9,028
Total deferred tax assets-noncurrent	$ 19,580	$ 26,027
Total deferred tax assets	$ 43,163	$ 47,522
Deferred tax liabilities attributable to:		
Depreciation	$(104,202)	$(64,578)
Convertible notes	(13,700)	(18,784)
Total deferred tax liabilities	$(117,902)	$(83,362)
Net deferred tax liabilities	$ (74,739)	$(35,840)

As of May 31, 2011, we have determined that the realization of our deferred tax assets is more likely than not, and that a valuation allowance is not required based upon our history of operating earnings, our expectations for continued future earnings, the nature of certain of our deferred tax assets and the scheduled reversal of deferred tax liabilities, primarily related to depreciation. During the fourth quarter of fiscal 2011, an examination of the Company's fiscal years 2007 through 2009 tax returns was completed, which resulted in a reduction of income tax expense in the amount of $3,531, primarily due to the allowance of foreign tax credits which had not previously been benefited. Fiscal year 2010 is open for examination. Various states and foreign jurisdictions also remain open subject to their applicable statute of limitations. The Company has no unrecognized tax benefits as of May 31, 2011.

5. Earnings Per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during each period. The computation of diluted earnings per share is based on the weighted average number of common shares outstanding during the period plus, when their effect is dilutive, incremental shares consisting of shares subject to stock options, shares issuable upon vesting of restricted stock awards and shares to be issued upon conversion of convertible debt.

5. Earnings Per Share (Continued)

We use the "if-converted" method in calculating the diluted earnings per share effect of the assumed conversion of our contingently convertible debt issued in fiscal 2006 because the principal for that issuance can be settled in stock, cash or a combination thereof. Under the "if converted" method, the after-tax effect of interest expense related to the convertible securities is added back to net income, and the convertible debt is assumed to have been converted into common shares at the beginning of the period.

In accordance with ASC 260-10-45, *Share-Based Payment Arrangements and Participating Securities and the Two-Class Method*, the Company's unvested restricted stock awards are deemed participating securities since these shares are entitled to participate in dividends declared on common shares. During periods of net income, the calculation of earnings per share for common stock exclude income attributable to unvested restricted stock awards from the numerator and exclude the dilutive impact of those shares from the denominator. During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company.

The Company adopted the provisions of this standard during fiscal 2011. The impact of this standard was not material for fiscal 2010 or fiscal 2009.

AAR CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

5. Earnings Per Share (Continued)

The following table provides a reconciliation of the computations of basic and diluted earnings per share information for each of the years in the three-year period ended May 31, 2011 (shares in thousands).

	For the Year Ended May 31,		
	2011	2010	2009
Basic EPS:			
Income from continuing operations	$73,139	$45,436	$61,144
Less income attributable to participating shares	(2,279)	—	—
Add loss attributable to noncontrolling interest	—	1,426	—
Income from continuing operations available to common shareholders	70,860	46,862	61,144
Add loss from discontinued operations, net of tax	(3,313)	(2,234)	(4,372)
Net income attributable to AAR available to common shareholders	$67,547	$44,628	$56,772
Basic shares:			
Weighted average common shares outstanding	38,355	38,182	38,059
Earnings per share—basic:			
Earnings from continuing operations	$ 1.85	$ 1.23	$ 1.61
Loss from discontinued operations, net of tax	(0.09)	(0.06)	(0.12)
Earnings per share—basic	$ 1.76	$ 1.17	$ 1.49
Diluted EPS:			
Income from continuing operations	$73,139	$45,436	$61,144
Add loss attributable to noncontrolling interest	—	1,426	—
Add after-tax interest on convertible debt	5,615	5,274	5,429
Net income from continuing operations for diluted EPS calculation	78,754	52,136	66,573
Add loss from discontinued operations	(3,313)	(2,234)	(4,372)
Net income attributable to AAR for diluted EPS calculation	$75,441	$49,902	$62,201
Diluted shares:			
Weighted average common shares outstanding	38,355	38,182	38,059
Additional shares from the assumed exercise of stock options	319	196	61
Additional shares from the assumed vesting of restricted stock	851	645	244
Additional shares from the assumed conversion of convertible debt	4,068	4,068	4,445
Weighted average common shares outstanding—diluted	43,593	43,091	42,809
Earnings per share—diluted:			
Earnings from continuing operations	$ 1.81	$ 1.21	$ 1.56
Loss from discontinued operations, net of tax	(0.08)	(0.05)	(0.11)
Earnings per share—diluted	$ 1.73	$ 1.16	$ 1.45

At May 31, 2011, 2010 and 2009, respectively, options to purchase 170,000, 378,000 and 958,000 shares of common stock were outstanding, but were not included in the computation of diluted earnings per

(Dollars in thousands, except per share amounts)

5. Earnings Per Share (Continued)

share, because the exercise price of these options was greater than the average market price of the common shares for the period then ended.

6. Employee Benefit Plans

We have defined contribution and defined benefit plans covering substantially all full-time domestic employees and certain employees in The Netherlands.

Defined Benefit Plans

Prior to January 1, 2000, the pension plan for domestic salaried and non-union hourly employees had a benefit formula based primarily on years of service and compensation. Effective January 1, 2000, we converted our defined benefit plan for substantially all domestic salaried and certain hourly employees to a cash balance pension plan. Under the cash balance pension plan, the retirement benefit is expressed as a dollar amount in an account that grows with annual pay-based credits and interest on the account balance. The interest crediting rate under our cash balance plan is determined quarterly and is equal to 100% of the average 30-year treasury rate for the second month preceding the applicable quarter published by the Internal Revenue Service. The average interest crediting rate under our cash balance plan for the fiscal year ended May 31, 2011 was 5.0%. Effective June 1, 2005, the existing cash balance plan was frozen and the annual pay-based credits were discontinued. Also effective June 1, 2005, the defined contribution plan was modified to include increased employer contributions and an enhanced profit sharing formula. Defined pension benefits for certain union hourly employees are based primarily on a fixed amount per year of service.

Certain foreign operations of domestic subsidiaries also have a defined benefit pension plan. Benefit formulas are based generally on years of service and compensation. It is the policy of these subsidiaries to fund at least the minimum amounts required by local laws and regulations.

We provide eligible outside directors with benefits upon retirement on or after age 65 provided they have completed at least five years of service as a director. Benefits are paid quarterly in cash equal to 25% of the annual retainer fee payable to active outside directors. Payment of benefits commence upon retirement and continue for a period equal to the total number of years of the retired director's service up to a maximum of ten years, or death, whichever occurs first. In the fourth quarter of fiscal 2001, we terminated the plan for any new members of the Board of Directors first elected after May 31, 2001.

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Obligations and Funded Status

The following table sets forth the changes in projected benefit obligations and plan assets for all of our pension plans:

	May 31, 2011	May 31, 2010
Change in benefit obligation:		
Benefit obligation at beginning of year	$104,530	$ 88,748
Service cost	2,143	1,528
Interest cost	5,376	5,578
Plan participants' contributions	385	392
Net actuarial (gain) loss	(6,415)	18,261
Benefits paid	(5,248)	(5,035)
Curtailment	(1,277)	—
Translation	5,597	(4,942)
Benefit obligation at end of year	$105,091	$104,530
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 78,892	$ 69,853
Actual return on plan assets	9,987	16,472
Employer contributions	4,653	1,755
Plan participants' contributions	385	392
Benefits paid	(5,248)	(5,035)
Translation	5,753	(4,545)
Fair value of plan assets at end of year	$ 94,422	$ 78,892
Funded status at end of year	$(10,669)	$(25,638)

Amounts recognized in the consolidated balance sheets consisted of the following:

	May 31, 2011	May 31, 2010
Other assets	$ 5,498	$ —
Accrued liabilities	(1,610)	(1,465)
Other liabilities and deferred income	(14,557)	(24,173)
	$(10,669)	$(25,638)

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Amounts recognized in accumulated other comprehensive loss, net of tax of $12,661 and $16,773 at May 31, 2011 and 2010, respectively, consisted of the following:

	May 31,	
	2011	2010
Actuarial loss	$22,131	$29,799
Prior service cost	564	534
Total	$22,695	$30,333

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	May 31,	
	2011	2010
Projected benefit obligation	$71,057	$69,165
Accumulated benefit obligation	70,903	68,907
Fair value of plan assets	54,890	46,404

The accumulated benefit obligation for all pension plans was $100,529 and $97,750 as of May 31, 2011 and 2010, respectively.

Net Periodic Benefit Cost

Pension expense charged to results of operations includes the following components:

	For the Year Ended May 31,		
	2011	2010	2009
Service cost	$ 2,143	$ 1,528	$ 1,461
Interest cost	5,376	5,578	5,347
Expected return on plan assets	(5,871)	(5,936)	(6,514)
Amortization of prior service cost	138	132	134
Recognized net actuarial loss	1,219	1,148	500
	$ 3,005	$ 2,450	$ 928

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Assumptions

The assumptions used in accounting for the Company's plans are estimates of factors including, among other things, the amount and timing of future benefit payments. The following table presents the key assumptions used in the measurement of the Company's benefit obligations:

	May 31,	
	2011	2010
Domestic plans:		
Discount rate	5.26%	5.60%
Rate of compensation increase	3.50	3.50

	May 31,	
	2011	2010
Non-domestic plans:		
Discount rate	5.80%	4.50%
Rate of compensation increase	3.00	3.00

A summary of the weighted average assumptions used to determine net periodic pension expense is as follows:

	For the Year Ended May 31,		
	2011	2010	2009
Domestic plans:			
Discount rate	5.60%	6.82%	6.45%
Rate of compensation increase	3.50	3.50	3.50
Expected long-term return on plan assets	8.00	8.50	8.50
Non-domestic plans:			
Discount rate	4.50%	5.90%	6.10%
Rate of compensation increase	3.00	3.00	3.00
Expected long-term return on plan assets	4.50	6.50	6.50

The discount rate was determined by projecting the plan's expected future benefit payments as defined for the projected benefit obligation, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, and solving for the single equivalent discount rate that resulted in the same projected benefit obligation. Constraints were applied with respect to callability and credit quality. In addition, 3% of the bonds were deemed outliers due to questionable pricing information and consequently were excluded from consideration.

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Plan Assets

The following table sets forth the actual asset allocation and target allocations for our U.S. pension plans:

	May 31, 2011	May 31, 2010	Target Asset Allocation
Equity securities	60%	60%	45 – 75%
Fixed income securities	22	20	15 – 45%
Other (fund-of funds hedge fund)	18	20	0 – 25%
	100%	100%	

The assets of U.S pension plans are invested in compliance with the Employee Retirement Income Security Act of 1974 (ERISA). The investment goals are to provide a total return that, over the long term, optimizes the long-term return on plan assets at an acceptable risk, and to maintain a broad diversification across asset classes and among investment managers. We believe that there are no significant concentrations of risk within our plan assets as of May 31, 2011. Direct investments in our securities and the use of derivatives for the purpose of speculation are not permitted. The assets of the U.S. pension plans are invested primarily in equity and fixed income mutual funds, individual common stocks and investments in fund-of funds hedge funds.

The assets of the non-domestic plan are invested in compliance with local laws and regulations and are comprised primarily of equity and fixed income mutual funds.

To develop our expected long-term rate of return assumption on domestic plans, we use long-term historical return information for our targeted asset mix and current market conditions.

The following table sets forth by level, within the fair value hierarchy, pension plan assets at their fair value as of May 31, 2011:

	Level 1[1]	Level 2[2]	Level 3[3]	Total
Equity securities:				
Large/medium capitalization	$17,586	$ —	$ —	$17,586
Small capitalization	9,039	—	—	9,039
International	5,958	8,478	—	14,436
Fixed income	10,744	24,697	—	35,441
Hedge funds	—	14,198	1,112	15,310
Cash and other	1,448	1,162	—	2,610
Total investments	$44,775	$48,535	$1,112	$94,422

1 Quoted prices in active markets

2 Significant other observable inputs

3 Significant other unobservable inputs

(Dollars in thousands, except per share amounts)

6. Employee Benefit Plans (Continued)

Cash Flow

The following table summarizes our estimated future pension benefits by fiscal year:

	Fiscal Year					
	2012	2013	2014	2015	2016	2017 to 2021
Estimated pension benefits	$7,534	$4,983	$6,158	$5,074	$5,179	$29,194

Our contribution policy for the domestic plans is to contribute annually, at a minimum, an amount which is deductible for federal income tax purposes and that is sufficient to meet actuarially computed pension benefits. We anticipate contributing $5,000 to $7,000 during fiscal 2012.

Additional Information

The estimated amounts for our plans that will be amortized from accumulated other comprehensive loss into expense over the next fiscal year are as follows:

Amortization of net actuarial loss	$1,352
Amortization of prior service cost	$ 141

Postretirement Benefits Other Than Pensions

We provide health and life insurance benefits for certain eligible retirees. The postretirement plans are unfunded and in fiscal 1995, we completed termination of postretirement health and life insurance benefits attributable to future services of collective bargaining and other domestic employees. The unfunded projected benefit obligation for this plan was $1,187 and $1,299 as of May 31, 2011 and 2010, respectively. We have omitted substantially all of the required disclosures related to this plan because the plan is not material to our consolidated financial position or results of operations.

Defined Contribution Plan

The defined contribution plan is a profit sharing plan which is intended to qualify as a 401(k) plan under the Internal Revenue Code. Under the plan, employees may contribute up to 75% of their pretax compensation, subject to applicable regulatory limits. We may make matching contributions up to 5% of compensation as well as discretionary profit sharing contributions. Company contributions vest on a pro-rata basis during the first three years of employment. We also provide profit sharing benefits for certain executives and key employees to supplement the benefits provided by the defined contribution plan. Expense charged to results of operations for Company matching contributions, including profit sharing contributions, was $10,469 in fiscal 2011, $8,065 in fiscal 2010 and $7,964 in fiscal 2009 for these plans.

7. Acquisitions

On April 7, 2010, we acquired Aviation Worldwide Services, now known as Airlift, a leading provider of expeditionary airlift services and aircraft modifications to the U.S. and foreign government customers.

(Dollars in thousands, except per share amounts)

7. Acquisitions (Continued)

Airlift operates as part of our Government and Defense Services segment. The purchase price was approximately $200,000 and was paid in cash.

Our cost to acquire Airlift has been allocated to the assets and liabilities acquired based on fair values. The purchase price allocation is as follows:

Cash	$ 12,300
Accounts receivable	41,700
Inventory	26,400
Rotable assets	14,000
Prepaid expenses	4,300
Property, plant and equipment	90,600
Identifiable intangibles	20,800
Goodwill	24,200
Accounts payable	(16,000)
Accrued liabilities	(12,100)

8. Aircraft Portfolio

Within our Aviation Supply Chain segment, we own commercial aircraft with joint venture partners as well as aircraft that are wholly-owned. These aircraft are available for lease or sale to commercial air carriers.

Aircraft Owned through Joint Ventures

As of May 31, 2011, the Company had ownership interests in 23 aircraft with joint venture partners. As of May 31, 2011, our equity investment in the 23 aircraft owned with joint venture partners was approximately $39,994 and is included in investment in joint ventures on the Consolidated Balance Sheet. Our aircraft joint ventures represent investments in limited liability companies that are accounted for under the equity method of accounting. Our membership interest in each of these limited liability companies is 50% and the primary business of these companies is the acquisition, ownership, lease and disposition of certain commercial aircraft. Aircraft are purchased with cash contributions by the members of the companies and debt financing provided to the limited liability companies on a limited recourse basis. Under the terms of servicing agreements with certain of the limited liability companies, we provide administrative services and technical advisory services, including aircraft evaluations, oversight and logistical support of the maintenance process and records management. We also provide remarketing services with respect to the divestiture of aircraft by the limited liability companies. During fiscal 2011, 2010 and 2009, we were paid $1,289, $772 and $898, respectively, for such services. The income tax benefit or expense related to the operations of the ventures is recorded by the member companies.

Distributions from joint ventures are classified as operating or investing activities in the condensed consolidated statements of cash flows based upon an evaluation of the specific facts and circumstances of each distribution.

(Dollars in thousands, except per share amounts)

8. Aircraft Portfolio (Continued)

Summarized financial information for these limited liability companies is as follows:

	For the Year Ended May 31,		
	2011	2010	2009
Sales	$65,161	$45,332	$67,770
Income before provision for income taxes	7,449	967	18,059

	May 31,	
	2011	2010
Balance sheet information:		
Assets	$219,810	$259,965
Debt	127,037	167,255
Members' capital	89,375	89,449

Wholly-Owned Aircraft

In addition to the aircraft owned with joint venture partners, we own five aircraft for our own account that are considered wholly-owned. Our investment in the five wholly-owned aircraft, after consideration of financing, is comprised of the following components:

	May 31,	
	2011	2010
Gross carrying value	$ 44,586	$ 50,854
Debt	(14,072)	(16,728)
Capital lease obligation	(6,716)	(8,492)
Net AAR investment	$ 23,798	$ 25,634

Information relating to aircraft type, year of manufacture, lessee, lease expiration date and expected disposition upon lease expiration for the 23 aircraft owned with joint venture partners and five wholly-owned aircraft is as follows:

Aircraft owned with joint venture partners

Quantity	Aircraft Type	Year Manufactured	Lessee	Lease Expiration Date (FY)	Post-Lease Disposition
1	737-300	1987	US Airways	2012	Re-lease/Disassemble
2	767-300	1991	United Airlines	2016 and 2017	Re-lease
1	747-400	1989	Delta Airlines	2020	Re-lease/Disassemble
1	737-300	1997	Small Planet Airlines	2013	Re-lease
18	737-400	1992-1997	Malaysia Airlines	Various[1]	Sale/Re-lease
23					

[1] 10 aircraft in 2012; 4 aircraft in 2013; and 4 aircraft in 2014

(Dollars in thousands, except per share amounts)

8. Aircraft Portfolio (Continued)

Wholly-owned aircraft

Quantity	Aircraft Type	Year Manufactured	Lessee	Lease Expiration Date (FY)	Post-Lease Disposition
1	MD83	1989	Meridiana	2012	Disassemble
2	A320	1992, 1997	Available[2]	—	Sale/Re-lease
1	A320	1992	Air Canada	2015	Re-lease
1	CRJ 200	1999	Air Wisconsin	2017	Sale/Disassemble
5					

[2] One aircraft was put on lease in June 2011 and the Company entered into an LOI to sell the second aircraft for delivery in fiscal 2012.

9. Equipment on Long-Term Lease

In fiscal 2005, we entered into a series of ten-year agreements with a regional airline to provide supply chain services for its fleet of CRJ 700/900, ERJ 145 and CRJ 200 regional jets. As part of the agreements, we purchased from the customer approximately $58,400 of equipment to support the program. The equipment is included in equipment on long-term lease on the Consolidated Balance Sheet and is being depreciated on a straight-line basis over 10 years to a 30% residual value. The net book value of this equipment was $32,200 and $38,600 at May 31, 2011 and 2010, respectively.

10. Commitments and Contingencies

On October 3, 2003, we entered into a sale-leaseback transaction whereby the Company sold and leased back a facility located in Garden City, New York. The lease is classified as an operating lease. Net proceeds from the sale of the facility were $13,991 and the cost and related accumulated depreciation of the facility of $9,472 and $4,595, respectively, were removed from the Consolidated Balance Sheet at the time of sale. The gain realized on the sale of $9,114 has been deferred and is being amortized over the 20-year lease term. The unamortized balance of the deferred gain as of May 31, 2011 is $5,688 and is included in other liabilities and deferred income on the Consolidated Balance Sheet.

In addition to the Garden City lease, we lease other facilities and equipment under agreements that are classified as operating leases that expire at various dates through 2034. Under the terms of one of the facility lease agreements, we are entitled to receive rent credits as we increase the space we occupy. During fiscal 2011, 2010 and 2009, we received $34, $47 and $450, respectively, of such rent credits and in accordance with applicable accounting standards, we are treating the rent credits as lease incentives, which

(Dollars in thousands, except per share amounts)

10. Commitments and Contingencies (Continued)

are being amortized over the term of the lease. Future minimum payments under all operating leases at May 31, 2011 are as follows:

Year	Facilities and Equipment
2012	$19,173
2013	17,837
2014	13,422
2015	10,894
2016	8,290
2017 and thereafter	33,077

Rental expense during the past three fiscal years was as follows:

	For the Year Ended May 31,		
	2011	2010	2009
Facilities and Equipment	$27,853	$23,232	$22,644
Aviation Equipment	—	792	3,204

During fiscal 2008, we completed a sale-leaseback transaction with a financial institution to finance an aircraft under a capital lease. Proceeds were approximately $12,880. The gross asset balance and accumulated depreciation of this aircraft as of May 31, 2011 is $11,321 and $2,254, respectively, and is included in equipment on long-term lease on the Consolidated Balance Sheet. Future minimum payments under capitalized leases are as follows:

Year	Future Minimum Payments
2012	$1,929
2013	4,789
2014	—
2015	—
2016	—
2017 and thereafter	—

We enter into purchase obligations which arise in the ordinary course of business and represent a binding commitment to acquire inventory, including raw materials, parts and components, as well as equipment to support the operations of our business. The aggregate amount of purchase obligations due in each of the next five fiscal years is $195,684 in 2012, $13,043 in 2013, $772 in 2014 and $0 in 2015 and 2016.

We routinely issue letters of credit and performance bonds in the ordinary course of our business. These instruments are typically issued in conjunction with insurance contracts or other business requirements. The total of these instruments outstanding at May 31, 2011 was approximately $10,481.

We are involved in various claims and legal actions, including environmental matters, arising in the ordinary course of business (see Item 3 Legal Proceedings). In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial condition or results of operations.

(Dollars in thousands, except per share amounts)

11. Discontinued Operations

During the third quarter of fiscal 2011, we decided to exit our Amsterdam component repair facility, a business which was reported in our Aviation Supply Chain segment. We are currently evaluating a number of strategic alternatives associated with the business unit, including the sale of the unit. The aggregate carrying value of the unit is approximately $9,000, and we expect to recover the aggregate carrying value.

On November 25, 2008 we sold certain assets and liabilities of our industrial gas turbine engine business. As a result of this transaction, we recorded a pre-tax charge of $2,209 ($1,403 after tax), in the second quarter ended November 30, 2008 representing the loss on disposal. The loss on disposal represents the difference between the consideration received and the net book value of the assets sold.

Revenues, pre-tax operating loss and pre-tax loss on disposal for fiscal years 2011, 2010 and 2009 for the discontinued operations are summarized as follows:

	For the Year Ended May 31,		
	2011	2010	2009
Revenues	$29,330	$35,735	$44,298
Pre-tax operating loss	(5,096)	(3,437)	(4,569)
Pre-tax loss on disposal	—	—	(2,209)

12. Impairment Charges

Aircraft

During the fourth quarter of fiscal 2011, we decided to offer one narrow body aircraft for sale from our wholly-owned aircraft portfolio and subsequent to May 31, 2011, we entered into a letter of intent to sell the aircraft to a foreign air carrier. As a result, we recorded a $5,355 pre-tax impairment charge to reduce the carrying value of the aircraft to its net realizable value.

During the second quarter of fiscal 2009, we performed a comprehensive review of our aircraft portfolio. The primary objective of this review was to assess the impact of the economic slowdown and credit crisis on market conditions. Based upon that review, and taking into consideration the desire to improve liquidity and generate cash, we made the decision to sell one of the four aircraft acquired before September 11, 2001, and offer two of the remaining three for sale. As a result of this review and taking into consideration our assessment of current market conditions, the Company recorded a $21,033 pre-tax impairment charge to reduce the carrying value of the three aircraft to their net realizable value. As of May 31, 2011, the carrying value of the one remaining aircraft subject to the impairment charge and offered for sale was approximately $2,700.

Parts and Engines—Acquired Pre-September 11, 2001

During the fourth quarter of fiscal 2009, we recorded a $10,100 pre-tax impairment charge on inventory and engines that had been acquired prior to September 11, 2001. This inventory was subject to impairment charges recorded in previous fiscal years. The fiscal 2009 impairment charge was triggered by declining conditions in the commercial aviation industry and a slowdown in the sales volume of these assets during the fiscal year.

(Dollars in thousands, except per share amounts)

13. Gain on Sale of Product Line

During the fourth quarter of fiscal 2011, we sold substantially all of the assets of a non-strategic product line within our Maintenance, Repair and Overhaul segment. Proceeds from the sale were $10,000 cash paid at closing, and the net carrying value of the assets sold was $4,078, resulting in a pre-tax gain on sale of product line of $5,922. The gain on this transaction has been classified as a component of operating income in accordance with U.S. generally accepted accounting principles.

14. Other Noncurrent Assets

At May 31, 2011 and 2010, other noncurrent assets consisted of the following:

	May 31,	
	2011	2010
Capitalized program development costs	$ 69,413	$48,767
Deferred program costs	19,404	—
Cash surrender value of life insurance	15,164	13,383
Pension asset	5,498	—
Debt issuance costs	5,281	4,722
Notes receivable	2,443	2,143
Licenses and rights	—	175
Other	24,935	16,307
	$142,138	$85,497

Program Development Costs

In June 2005, we announced that our Cargo Systems business in our Structures and Systems segment was selected to provide cargo handling systems for the new Airbus A400M Military Transport Aircraft ("A400M"). Our portion of the revenue from this program is expected to exceed $300,000 through fiscal 2020, based on sales projections of the A400M. As of May 31, 2011, we have capitalized, net of reimbursements, $69,413 of costs associated with the engineering and development of the cargo system. Sales and related cost of sales will be recognized on the units of delivery method.

15. Business Segment Information

Segment Reporting

We report our activities in four business segments: Aviation Supply Chain; Government and Defense Services; Maintenance, Repair and Overhaul; and Structures and Systems.

Sales in the Aviation Supply Chain segment are derived from the sale and lease of a wide variety of new, overhauled and repaired engine and airframe parts and components principally to the commercial aviation market. We also offer customized inventory supply chain management programs. Sales also include the sale and lease of commercial aircraft and jet engines and technical and advisory services. Cost of sales consists principally of the cost of product, direct labor, overhead (primarily indirect labor, facility cost and insurance) and the cost of lease revenue (primarily depreciation and insurance).

(Dollars in thousands, except per share amounts)

15. Business Segment Information (Continued)

Sales in the Government and Defense Services segment are derived from the sale of new and overhauled engine and airframe parts and components, customized performance based logistics programs, expeditionary airlift services, aircraft modifications and engineering, design, and integration services to our government and defense customers. Cost of sales consists principally of the cost of the product (primarily aircraft and engine parts), direct labor, overhead and aircraft maintenance costs.

Sales in the Maintenance, Repair and Overhaul segment are principally derived from aircraft maintenance, including painting, and the repair and overhaul of landing gear. Cost of sales consists principally of the cost of product (primarily replacement aircraft parts), direct labor and overhead.

Sales in the Structures and Systems segment are derived from the engineering, design and manufacture of containers, pallets and shelters used to support the U.S. military's tactical deployment requirements, complex machined and fabricated parts, components and sub-systems for various aerospace and defense programs and other applications, in-plane cargo loading and handling systems for commercial and military applications and composite products for aviation and industrial use. Cost of sales consists principally of the cost of product, direct labor and overhead.

The accounting policies for the segments are the same as those described in Note 1. Our chief operating decision making officer (Chief Executive Officer) evaluates performance based on the reportable segments and utilizes gross profit as a primary profitability measure. The expenses and assets related to corporate activities are not allocated to the segments. Our reportable segments are aligned principally around differences in products and services.

Gross profit is calculated by subtracting cost of sales from sales. Selected financial information for each reportable segment is as follows:

	For the Year Ended May 31,		
	2011	2010	2009
Net sales:			
Aviation Supply Chain	$ 435,778	$ 370,220	$ 424,638
Government and Defense Services	571,343	194,944	174,391
Maintenance, Repair and Overhaul	393,671	301,348	348,810
Structures and Systems	374,990	449,904	432,690
	$1,775,782	$1,316,416	$1,380,529

	For the Year Ended May 31,		
	2011	2010	2009
Gross profit:			
Aviation Supply Chain	$ 72,251	$ 67,321	$ 79,332
Government and Defense Services	105,538	42,304	39,507
Maintenance, Repair and Overhaul	55,871	38,206	51,281
Structures and Systems	69,400	92,519	66,584
	$ 303,060	$ 240,350	$ 236,704

(Dollars in thousands, except per share amounts)

15. Business Segment Information (Continued)

	May 31,		
	2011	2010	2009
Total assets:			
Aviation Supply Chain	$ 533,315	$ 546,067	$ 634,307
Government and Defense Services	501,351	307,864	67,618
Maintenance, Repair and Overhaul	234,701	220,159	221,070
Structures and Systems	293,437	276,297	281,410
Corporate	140,923	149,794	171,500
	$1,703,727	$1,500,181	$1,375,905

	For the Year Ended May 31,		
	2011	2010	2009
Capital expenditures:			
Aviation Supply Chain	$ 2,714	$ 3,965	$ 3,055
Government and Defense Services	107,699	2,830	381
Maintenance, Repair and Overhaul	5,329	7,097	6,391
Structures and Systems	5,912	12,914	15,906
Corporate	3,225	2,049	1,802
	$ 124,879	$ 28,855	$ 27,535

	For the Year Ended May 31,		
	2011	2010	2009
Depreciation and amortization:			
Aviation Supply Chain	$ 12,126	$ 13,472	$ 18,194
Government and Defense Services	26,572	4,007	1,092
Maintenance, Repair and Overhaul	6,661	6,904	6,531
Structures and Systems	9,066	10,625	10,286
Corporate	4,871	3,922	3,991
	$ 59,296	$ 38,930	$ 40,094

(Dollars in thousands, except per share amounts)

15. Business Segment Information (Continued)

The following table reconciles segment gross profit to consolidated income from continuing operations before provision for income taxes.

	For the Year Ended May 31,		
	2011	2010	2009
Segment gross profit	$ 303,060	$ 240,350	$ 236,704
Selling, general and administrative	(173,599)	(146,693)	(138,588)
Gain on sale of product line	5,922	—	—
Earnings from joint ventures	3,344	112	8,496
Gain on extinguishment of debt	97	893	14,701
Interest expense	(30,670)	(26,831)	(31,408)
Interest income	349	945	1,465
Loss on sale of investments	—	(1,150)	(1,393)
Income from continuing operations before provision for income taxes	$ 108,503	$ 67,626	$ 89,977

No single non-government customer represents 10% or more of total sales in any of the last three fiscal years. Sales to the U.S. Department of Defense, other U.S. government agencies and their contractors by segment are as follows:

	For the Year Ended May 31,		
	2011	2010	2009
Aviation Supply Chain	$ 16,467	$ 10,372	$ 8,997
Government and Defense Services	524,129	162,575	125,885
Maintenance, Repair and Overhaul	31,538	34,179	36,453
Structures and Systems	320,883	400,222	361,574
	$ 893,017	$ 607,348	$ 532,909
Percentage of total sales	50.3%	46.1%	38.6%

Geographic Data

	May 31,	
	2011	2010
Long-lived assets:		
United States	$777,791	$647,440
Europe	11,830	6,252
Other	121	158
	$789,742	$653,850

Sales to unaffiliated customers in foreign countries, the majority of which are located in Europe, the Middle East, Canada, Mexico, South America and Asia (including sales through foreign sales offices of

(Dollars in thousands, except per share amounts)

15. Business Segment Information (Continued)

domestic subsidiaries), were approximately $308,585 (17.4% of total sales), $264,829 (20.1% of total sales) and $277,067 (20.1% of total sales) in fiscal 2011, 2010 and 2009, respectively.

16. Selected Quarterly Data (Unaudited)

The unaudited selected quarterly data for fiscal years ended May 31, 2011 and 2010 follows.

Fiscal 2011

Quarter	Sales	Gross Profit	Income from Continuing Operations	Diluted Earnings Per Share—Continuing Operations
First	$ 404,393	$ 70,001	$14,047	$0.36
Second	440,522	73,678	18,090	0.45
Third	451,031	77,773	18,304	0.45
Fourth	479,836	81,608	22,698	0.55
	$1,775,782	$303,060	$73,139	$1.81

Fiscal 2010

Quarter	Sales	Gross Profit	Income from Continuing Operations	Diluted Earnings Per Share—Continuing Operations
First	$ 332,249	$ 52,904	$ 9,532	$0.28
Second	318,513	62,485	13,443	0.35
Third	300,845	58,216	10,547	0.28
Fourth	364,809	66,745	11,914	0.31
	$1,316,416	$240,350	$45,436	$1.21

17. Allowance for Doubtful Accounts

	May 31,		
	2011	2010	2009
Balance, beginning of year	$4,773	$ 4,677	$ 5,977
Provision charged to operations	1,315	2,505	4,762
Deductions for accounts written off, net of recoveries	(369)	(2,409)	(6,062)
Balance, end of year	$5,719	$ 4,773	$ 4,677

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As required by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of May 31, 2011. This evaluation was carried out under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Therefore, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of May 31, 2011, ensuring that information required to be disclosed in the reports that are filed under the Act is recorded, processed, summarized and reported in a timely manner.

There were no changes in our internal control over financial reporting during the three-month period ended May 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "AIR". On November 9, 2010, our Chief Executive Officer certified to the NYSE pursuant to Rule 303A.12(a) that, as of the date of that certification, he was not aware of any violation by the Company of the NYSE's Corporate Governance listings standards.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of AAR CORP. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems which are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of its internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management concluded that the Company maintained effective internal control over financial reporting as of May 31, 2011.

KPMG LLP, our independent registered public accounting firm, has issued a report on the effectiveness of our internal control over financial reporting. That report appears below.

Report of Independent Registered Public Accounting Firm

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF AAR CORP.:

We have audited AAR CORP. and subsidiaries' (the Company) internal control over financial reporting as of May 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of May 31, 2011 and 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended May 31, 2011, and our report dated July 13, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chicago, Illinois
July 13, 2011

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item regarding the Directors of the Company and nominees for election of the Board is incorporated by reference to the information contained under the caption "Information about the Director Nominees and Continuing Directors" in our definitive proxy statement for the 2011 Annual Meeting of Stockholders.

The information required by this item regarding the Executive Officers of the Company appears under the caption "Executive Officers of the Registrant" in Part I, Item 4 above.

The information required by this item regarding the compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the information contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the 2011 Annual Meeting of Stockholders.

The information required by this item regarding the identification of the Audit Committee as a separately-designated standing committee of the Board and the status of one or more members of the Audit Committee being an "audit committee financial expert" is incorporated by reference to the information contained under the caption "Corporate Governance—Board Committees" in our definitive proxy statement for the 2011 Annual Meeting of Stockholders.

The information required by this item regarding our Code of Business Ethics and Conduct applicable to our directors, officers and employees is incorporated by reference to the information contained under the caption "Corporate Governance—Code of Business Ethics and Conduct" in our definitive proxy statement for the 2011 Annual Meeting of Stockholders.

There have been no material changes to the procedures by which stockholders may recommend nominees to the Company's board of directors. For a description of those procedures, see the caption "Corporate Governance—Director Nominations and Qualifications" in our definitive proxy statement for the 2011 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the information contained under the following captions: (a) "Executive Compensation—Compensation Committee's Report on Executive Compensation," (b) "Executive Compensation—Summary Compensation Table," (c) "Executive Compensation—Grants of Plan-Based Awards Table," (d) "Executive Compensation—Outstanding Equity Awards at Fiscal Year End Table," (e) "Executive Compensation—Option Exercises and Stock Vested Table," (f) "Executive Compensation—Pension Benefits Table," (g) "Executive Compensation—Non-Qualified Deferred Compensation Table," (h) "Executive Compensation—Potential Payments Upon Termination of Employment or Change in Control of the Company," (i) "Corporate Governance—Director Compensation," and (j) "Corporate Governance—Compensation Committee Interlocks and Insider Participation" in our definitive proxy statement for the 2011 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference to the information contained under the caption "Security Ownership of Management and Others" in our definitive proxy statement for the 2011 Annual Meeting of Stockholders.

The following table provides information as of May 31, 2011 with respect to the Company's compensation plans under which equity securities of the Company are authorized for issuance (shares in thousands):

	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,994	$18.56	3,767
Equity compensation plans not approved by security holders	—	—	—
Total	1,994	$18.56	3,767

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the information contained under the captions "Corporate Governance—Director Independence" and "Corporate Governance—Related Person Transaction Policy" in our definitive proxy statement for the 2011 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the information contained under the caption "Independent Registered Public Accounting Firm Fees and Services" in our definitive proxy statement for the 2011 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) Financial Statements and Financial Statement Disclosures

The following financial statements are filed as a part of this report under "Item 8—Financial Statements and Supplementary Data".

(a)(3) Exhibits

The Exhibits filed as part of this report are set forth in the Exhibit Index contained elsewhere herein. Management contracts and compensatory arrangements have been marked with an asterisk (*) on the Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

AAR CORP.
(Registrant)

Date: July 13, 2011

BY: /s/ DAVID P. STORCH

David P. Storch
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID P. STORCH David P. Storch	*Chairman and Chief Executive Officer; Director (Principal Executive Officer)*	July 13, 2011
/s/ TIMOTHY J. ROMENESKO Timothy J. Romenesko	*President and Chief Operating Officer; Director*	July 13, 2011
/s/ RICHARD J. POULTON Richard J. Poulton	*Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)*	July 13, 2011
/s/ MICHAEL J. SHARP Michael J. Sharp	*Vice President and Controller (Principal Accounting Officer)*	July 13, 2011
/s/ NORMAN R. BOBINS Norman R. Bobins	*Director*	July 13, 2011
/s/ MICHAEL R. BOYCE Michael R. Boyce	*Director*	July 13, 2011
/s/ JAMES G. BROCKSMITH, JR. James G. Brocksmith, Jr.	*Director*	July 13, 2011
/s/ RONALD R. FOGLEMAN Ronald R. Fogleman	*Director*	July 13, 2011
/s/ JAMES E. GOODWIN James E. Goodwin	*Director*	July 13, 2011
/s/ PATRICK J. KELLY Patrick J. Kelly	*Director*	July 13, 2011
/s/ PETER PACE Peter Pace	*Director*	July 13, 2011
/s/ MARC J. WALFISH Marc J. Walfish	*Director*	July 13, 2011
/s/ RONALD B. WOODARD Ronald B. Woodard	*Director*	July 13, 2011

EXHIBIT INDEX

	Index		Exhibits
3.	Articles of Incorporation and By-Laws	3.1	Restated Certificate of Incorporation.[11]
		3.2	By-Laws, as amended and restated through July 9, 2008.[25]
4.	Instruments defining the rights of security holders	4.1	Restated Certificate of Incorporation (see Exhibit 3.1).
		4.2	By-Laws, as amended and restated through July 9, 2008 (See Exhibit 3.2).
		4.3	Rights Agreement between the Registrant and Computershare Trust Company dated July 11, 2007.[20]
		4.4	Indenture dated October 15, 1989 between the Registrant and U.S. Bank Trust National Association (formerly known as First Trust, National Association, as successor in interest to Continental Bank, National Association) as Trustee, relating to debt securities;[1] First Supplemental Indenture thereto dated August 26, 1991;[2] Second Supplemental Indenture thereto dated December 10, 1997.[4]
		4.5	Loan Agreement dated July 15, 2005 between Registrant's Subsidiary, AAR Wood Dale LLC and Principal Commercial Funding, LLC.[13]
		4.6	Form of 1.75% Senior Convertible Note.[15]
		4.7	Indenture between AAR CORP. and U.S. Bank, National Association, as trustee, dated February 1, 2006.[15]
		4.8	Form of 1.625% Convertible Senior Note due 2014.[23]
		4.9	Form of 2.25% Convertible Senior Note due 2016.[23]
		4.10	Indenture for 1.625% Convertible Senior Notes due 2014 between AAR CORP. and U.S. Bank National Association, as trustee, dated as of February 11, 2008.[23]
		4.11	Indenture for 2.25% Convertible Senior Notes due 2016 between AAR CORP. and U.S. Bank National Association, as trustee, dated as of February 11, 2008.[23]
		4.12	Master Loan Agreement between EP Aviation, LLC and The Huntington National Bank dated as of April 23, 2010, together with the Guaranty dated April 23, 2010 made by AAR CORP. in favor of the Huntington Bank.[29]
		4.13	Indenture providing for Issuance of Debt Securities between AAR CORP. as Issuer and U.S. Bank National Association, as Trustee dated as of December 1, 2010.[33]
		4.14	Indenture providing for Issuance of Subordinated Debt Securities between AAR CORP. as Issuer and U.S. Bank National Association, as Trustee dated as of December 1, 2010.[33]

Index			Exhibits
		4.15	Credit Agreement dated April 12, 2011 among AAR CORP., Bank of America National Association, as administrative agent, and the various financial institutions party thereto.[34]
			Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant is not filing certain documents. The Registrant agrees to furnish a copy of each such document upon the request of the Commission.
10.	Material Contracts	10.1*	Amended and Restated AAR CORP. Stock Benefit Plan effective October 1, 2001,[7] as amended June 27, 2003,[9] May 5, 2005,[12] July 12, 2005,[16] June 23, 2006,[19] January 23, 2007[19] and January 27, 2007.[24]
		10.2*	AAR CORP. Directors' Retirement Plan, dated April 14, 1992,[3] amended May 26, 2000[5] and April 10, 2001.[6]
		10.3*	AAR CORP. Supplemental Key Employee Retirement Plan, as Amended and Restated effective January 1, 2005,[17] as amended July 11, 2007,[19] October 17, 2007[24] and June 11, 2010.[32]
		10.4*	Amended and Restated Severance and Change in Control Agreement dated August 1, 2000 between the Registrant and Michael J. Sharp.[6]
		10.5*	Amended and Restated Severance and Change in Control Agreement dated April 11, 2000 between the Registrant and Timothy J. Romenesko[5], as amended June 14, 2010.[31]
		10.6*	AAR CORP. Nonemployee Directors' Deferred Compensation Plan, as Amended and Restated effective January 1, 2005.[18]
		10.7*	Severance and Change in Control Agreement dated January 14, 2000 between the Registrant and James J. Clark.[8]
		10.8	Indenture dated October 3, 2003 between AAR Distribution, Inc. and iStar Garden City LLC.[10]
		10.9	Lease Agreement dated October 3, 2003 between AAR Allen Services, Inc., as tenant and iStar Garden City LLC, as Landlord, and related Guaranty dated October 3, 2003 from Registrant to iStar Garden City LLC.[10]
		10.10	Lease Agreement by and between Indianapolis Airport Authority and AAR Aircraft Services, Inc. dated as of June 14, 2004, as amended January 21, 2005,[12] May 19, 2006,[18] May 16, 2008[28] and March 2, 2010.[32]
		10.11*	Form of Non-Qualified Stock Option Agreement (filed herewith).
		10.12*	Form of Restricted Stock Agreement (filed herewith).
		10.13*	Form of Performance Restricted Stock Agreement (filed herewith).

Index			Exhibits
		10.14*	Form of Non-Employee Director Non-Qualified Stock Option Agreement.[14]
		10.15*	Form of Director Restricted Stock Agreement (filed herewith).
		10.16*	Form of Split Dollar Insurance Agreement.[18]
		10.17	Confirmation of OTC Convertible Note Hedge Transaction for 2014 Notes, dated February 5, 2008, by and between AAR CORP., and Merrill Lynch Financial Markets, Inc.[22]
		10.18	Confirmation of OTC Convertible Note Hedge Transaction for 2016 Notes, dated February 5, 2008, by and between AAR CORP., and Merrill Lynch Financial Markets, Inc.[22]
		10.19	Confirmation of OTC Warrant Transaction for 2014 Notes, dated February 5, 2008, by and between AAR CORP., and Merrill Lynch Financial Markets, Inc.[22]
		10.20	Confirmation of OTC Warrant Transaction for 2016 Notes, dated February 5, 2008, by and between AAR CORP., and Merrill Lynch Financial Markets, Inc.[22]
		10.21*	Form of Severance and Change in Control Agreement effective from and after July 9, 2008 (entered into between the Registrant and each of Richard J. Poulton and Robert J. Regan).[25]
		10.22	Form of Directors' and Officers' Indemnification Agreement.[26]
		10.23*	Amended and Restated Employment Agreement dated May 31, 2010 between Registrant and David P. Storch.[30]
		10.24*	Form of Amendment to the Severance and Change in Control Agreement (applicable to Messrs. Romenesko, Clark and Sharp).[27]
		10.25*	Form of Amendment to the Severance and Change in Control Agreement (applicable to Messrs. Poulton and Regan).[27]
		10.26*	Short-Term Incentive Plan for Senior Executives.[32]
21.	Subsidiaries of the Registrant	21.1	Subsidiaries of AAR CORP. (filed herewith).
23.	Consents of experts and counsel	23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.	Rule 13a-14(a)/15(d)-14(a) Certifications	31.1	Section 302 Certification dated July 13, 2011 of David P. Storch, Chief Executive Officer of Registrant (filed herewith).
		31.2	Section 302 Certification dated July 13, 2011 of Richard J. Poulton, Vice President and Chief Financial Officer of Registrant (filed herewith).

Index			Exhibits
32.	Rule 13a-14(b)/15d-14(b) Certifications	32.1	Section 906 Certification dated July 13, 2011 of David P. Storch, Chief Executive Officer of Registrant (filed herewith).
		32.2	Section 906 Certification dated July 13, 2011 of Richard J. Poulton, Vice President and Chief Financial Officer of Registrant (filed herewith).
101.	Interactive Data File	101	The following materials from the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at May 31, 2011 and 2010, (ii) Consolidated Statements of Income for the fiscal years ended May 31, 2011, 2010 and 2009, (iii) Consolidated Statements of Cash Flows for the fiscal years ended May 31, 2011, 2010 and 2009, (iv) Consolidated Statement of Changes in Equity for the three years ended May 31, 2011 and (v) Notes to Consolidated Financial Statements.**

Notes:

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

[1] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 1989.

[2] Incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-3 filed August 27, 1991.

[3] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 1992.

[4] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated December 10, 1997.

[5] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2000.

[6] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2001.

[7] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2001.

[8] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 2003.

[9] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2003.

[10] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2003.

[11] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2004.

[12] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2005.

[13] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated July 15, 2005.

[14] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2005.

[15] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 1, 2006.

[16] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 2006.

[17] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated June 9, 2006.

[18] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2006.

[19] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2007.

[20] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated July 12, 2007.

[21] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated September 5, 2007.

[22] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 11, 2008.

[23] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 14, 2008.

[24] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 29, 2008.

[25] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated July 11, 2008.

[26] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 2008.

[27] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended February 28, 2009.

[28] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended August 31, 2009.

[29] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated April 27, 2010.

[30] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated June 8, 2010.

[31] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated June 18, 2010.

[32] Incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2010.

[33] Incorporated by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 30, 2010.

[34] Incorporated by reference to Exhibits to the Registrant's Current Report on Form 8-K dated April 14, 2011.

Exhibit 31.1

CERTIFICATION

I, David P. Storch, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAR CORP. (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

DATE: July 13, 2011

/s/ DAVID P. STORCH

David P. Storch
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Richard J. Poulton, certify that:

1. I have reviewed this Annual Report on Form 10-K of AAR CORP. (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

DATE: July 13, 2011

/s/ RICHARD J. POULTON

Richard J. Poulton
Vice President, Chief Financial Officer
and Treasurer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the AAR CORP. (the "Company") Annual Report on Form 10-K for the period ending May 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David P. Storch, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 13, 2011

/s/ DAVID P. STORCH

David P. Storch
Chairman and Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the AAR CORP. (the "Company") Annual Report on Form 10-K for the period ending May 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Poulton, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 13, 2011

/s/ RICHARD J. POULTON

Richard J. Poulton
Vice President, Chief Financial Officer and Treasurer

Stockholder Information

Corporate Headquarters

AAR CORP.
1100 North Wood Dale Road
Wood Dale, Illinois 60191
Telephone: 630-227-2000
Facsimile: 630-227-2059
www.aarcorp.com

Transfer Agent and Registrar

Computershare Trust Company, N.A.
Providence, Rhode Island

Independent Registered Public Accounting Firm

KPMG, LLP
Chicago, Illinois

Annual Meeting of Stockholders

The annual meeting of stockholders will be held at 9:00 a.m. (Chicago time) on Wednesday, October 12, 2011, at AAR Corporate Headquarters, 1100 North Wood Dale Road, Wood Dale, Illinois 60191.

The Investor Service Program

AAR CORP. provides its stockholders the opportunity to purchase additional shares of common stock of the Company by automatic reinvestment of dividends and optional additional investments. Stockholders may obtain information regarding this plan by contacting the Corporate Secretary, AAR CORP., 1100 North Wood Dale Road, Wood Dale, Illinois 60191.

Special Counsel

Schiff Hardin LLP
Chicago, Illinois

Ticker Symbol

AAR stock is traded on the New York and Chicago Stock Exchanges under the ticker symbol AIR.

Design: Addison www.addison.com

Employees

Customers

Stockholders

Communities

